NO ACT

PE 3-2-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005639

DIVISION OF CORPORATION FINANCE

Received SEC

MAR 12 2015

Washington, DC 20549

March 12, 2015

Jeffrey S. Lowenthal
Strock & Stroock & Lavan LLP
jlowenthal@stroock.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public Availability: 3-12-15

Re: Corrections Corporation of America
Incoming letter dated March 2, 2015

Dear Mr. Lowenthal:

This is in response to your letter dated March 2, 2015 concerning the shareholder proposal submitted to Corrections Corporation of America by Alex Friedmann. On February 6, 2015, we issued our response expressing our informal view that Corrections Corporation of America could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: William J. Cernius
Latham & Watkins LLP
william.cernius@lw.com

STROOCK

Sent via Email and Paper Copy

March 2, 2015

Jeffrey S. Lowenthal
Direct Dial: 212-806-5509
Fax: 212-806-6006
jlowenthal@stroock.com

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corrections Corporation of America (CCA), January 9, 2015 Letter Seeking to Exclude Alex Friedmann's Shareholder Proposal; Request for Reconsideration or Presentation of the Question to the Commission Pursuant to 17 CFR 202.1(d)

Ladies and Gentlemen:

I am writing on behalf of Alex Friedmann (the "Proponent"), who submitted a shareholder proposal (the "Proposal") to Corrections Corporation of America (the "Company" or "CCA") for consideration at its 2015 Annual Meeting of Stockholders (the "Annual Meeting"). By letter dated January 9, 2015 (the "No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"), CCA requested that the Staff concur in its view that it may exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A response letter was submitted to the Staff on February 5, 2015 (the "Response Letter") on behalf of the Proponent. The Response Letter detailed why the Proponent believed that the Company failed to meet its burden to exclude the Proponent's Proposal under the Exchange Act, and highlighted the significant public policy issue of rehabilitating prisoners to reduce high recidivism rates, as implicated by the Proposal.

By letter dated February 6, 2015, the Staff issued a no-action letter (the "No-Action Letter"), stating, "There appears to be some basis ... that Corrections Corporation of America may exclude the proposal under rule 14a-8(i)(7), as relating to Corrections

Corporation of America's ordinary business operations. In this regard, we note that the proposal relates to the company's expenditures on programs and services designed to reduce recidivism rates and does not raise a significant policy issue."

The Proponent hereby requests that the Staff reconsider its issuance of the No-Action Letter, and if unable to reconsider, that the Staff present the question to the Commission pursuant to 17 CFR 202.1(d). A copy of this letter has also been sent to the Company.

I. Basis for this Request for Staff Reconsideration and Presentation of the Question to the Commission

The Staff has reconsidered the issuance of no-action letters when a shareholder is able to demonstrate, by means of evidence of public debate, media coverage, legislation and other factors, that the Staff failed on first impression to recognize the significance of the policy issue implicated by the proposal. *See Tyson Foods, Inc.* (December 15, 2009) (the Staff reconsidered Rule 14a-8(i)(7) exclusion of a shareholder proposal on account of the "widespread public debate concerning antimicrobial resistance and the increasing recognition that the use of antibiotics in raising livestock raises significant policy issues"); *see also Navistar International Corporation* (January 4, 2011) (Staff reversed its prior held position on excluding a shareholder proposal on 14a-8(i)(10) grounds, demonstrating its willingness to reconsider no-action letters).

In issuing the No-Action Letter, the Staff found that the Proposal "relates to the company's expenditures on programs and services designed to reduce recidivism rates," but in the Staff's view this did "not raise a significant policy issue."

The Proponent respectfully disagrees, and submits that rehabilitation of prisoners with the goal of reducing recidivism rates, and thereby reducing crime in our communities, is a significant policy issue as that term has been applied by the Commission.

In fact, the rehabilitation of prisoners with the goal of reducing high recidivism rates is exactly the kind of significant policy issue that warrants Staff reversal of its prior grant of the Company's No-Action Request.

Moreover, we note the Staff's repeated holdings that proposals may not be excluded when they focus on significant policy issues. *See, e.g., Corrections Corp. of America* (February 10, 2012) (proposal requesting bi-annual reports on the company's efforts to reduce prisoner rape and sexual abuse); *AT&T Inc.* (February 7, 2013) (proposal focusing "primarily on the environmental and public health impacts of AT&T's

operations" was not excludable); *Fossil, Inc.* (March 5, 2012) (proposal focusing primarily on "environmental impacts of the company's operations" and which did "not seek to micromanage the company to such a degree" was not excludable); *PPG Industries, Inc.* (Jan. 15, 2010) (proposal requesting a report from the company disclosing the environmental impacts of the company in the communities in which it operates); *Halliburton Co.* (March 9, 2009) (proposal requesting that the company's management review its policies related to human rights to assess where the company needs to adopt and implement additional policies); *Halliburton Co.* (March 9, 2009) (separate proposal that the company adopt a policy for low-carbon energy research, development and production and report to shareholders on activities related to the policy); *Bank of America Corp.* (Feb. 29, 2008) (proposal calling for board committee to review company policies for human rights); and *The Gap, Inc.* (March 14, 2012) (proposal requesting that the company end trade partnerships with Sri Lanka until the government of Sri Lanka ceased human rights violations was not excludable).

If the Staff declines to reverse its position in the No-Action Letter issued to CCA, we request that the Staff present the question to the Commission for review. Pursuant to 17 CFR 202.1(d), questions involving "matters of substantial importance" may be presented to the Commission for review. For the reasons that follow, we submit that the issue raised in the Proposal is a matter of substantial importance.

The purpose of this letter is to present the ample evidence of the significance of the issue of prisoner rehabilitation with the goal of reducing recidivism, insofar as it relates to the Proposal and constitutes a significant policy issue.

II. Rule 14a-8(i)(7) is Not Intended to be a Basis to Exclude Proposals that Relate to Significant Policy Issues

Like the Proponent in *Tyson Foods, Inc.* (Dec. 15, 2009), we "are unable to reconcile this Staff decision with the Commission's explanation of the meaning of Rule 14a-8(i)(7)." SEC Release 12999 (November 22, 1976), for example, stated:

The Commission is of the view that the provision adopted today [(c)(7), now (i)(7)] can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5). In retrospect, however, it seems apparent that the economic and

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safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.

The proponent in *Tyson Foods, Inc.* cited to this release, SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"), and to *Carolina Power & Light Co.* (April 5, 1976) to demonstrate two separate but equally important considerations. The first consideration is that the Staff has, in the past, occasionally failed on first instance to see the larger policy and public safety issues implicated by shareholder proposals, "beyond the realm of an issuer's ordinary business operations." And second, that in the past, the Staff has often corrected these failures when presented with the opportunity and material evidence. In the case of the Proponent's proposal, as will be shown below, the Staff unfortunately failed to see the significant policy implications presented by prisoner rehabilitation to reduce high recidivism rates, but the Staff now has an opportunity to reconsider its view.

Equally as important, however, to the fact that the issues presented by the Proposal are significant, is the fact that, according to the Commission, even subjects that are normally outside the purview of the shareholders become proper targets of shareholder proposals when they involve sufficiently significant social policy issues. *See* 1998 Release. In the 1998 Release, the Commission stated that even tasks such as "the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers," tasks that the Commission described as "so fundamental to the management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," *become fair game for precisely such oversight* when they involve a significant social issue "because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Release at 63 F.R. 29108.

The Proposal falls squarely into this category of shareholder proposals. While the Proposal touches upon the allocation of company resources, it does so as a gateway to deal with a much deeper policy issue: the responsibility of CCA to combat recidivism among its prison population. This makes the Proposal similar to ones that the Staff has not allowed to be excluded in the past. For example, in *Citigroup, Inc.* (February 17, 2000), the Staff held that a proposal to establish a matching gift program whereby the company would match donations of dividends given by the shareholders to charity could not be excluded from the company's proxy statement. Like the Proposal in this

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case, the proposal in *Citigroup, Inc.* obligated the Board of the company at issue to devote scarce resources toward meeting a social goal. Because the proposal related to a significant social issue, the Staff determined that the proposal could not be excluded under Rule 14a-8(i)(7). Similarly, in *Spectra Energy Corp.* (January 14, 2014), the Staff disallowed exclusion of a shareholder proposal requiring the Board to reduce methane emissions. There as well, shareholders were permitted to direct corporate resources to be spent in support of a social goal, where the issue was considered to be a significant social policy issue by the Staff.

As will be shown below, reducing recidivism is a "significant" social issue as the Staff has traditionally understood that term — both because it relates strongly to human rights, which the Staff has recognized as a significant social policy issue, and because reducing recidivism is "significant" in its own right.

III. Prisoner Rehabilitation to Reduce Recidivism is a Significant Policy Issue and Substantially Important within the Meaning of 17 CFR 202.1(d)

The Staff has no formal standard as to what policy issues are considered "significant." However, the proponent in *Tyson Foods, Inc.* aptly identified that the "key criterion is the level of public debate on the issue, with indicia such as media coverage, regulatory activity, high level of public debate and legislative activity." *See Tyson Foods, Inc.* (December 15, 2009).

The evidence presented in the Proponent's Response Letter, incorporated by reference herein, demonstrates the significance of prisoner rehabilitation and recidivism with indicia of media coverage and high level of public debate as well as legislative activity. The proponent's argument in *Tyson Foods, Inc.*, however, demonstrates that a secondary criterion exists: the impact on public safety and health. *See Tyson Foods, Inc.* (December 15, 2009) ("We believe that the Staff has failed to discern a significant policy issue when it clearly exists.... Just as in the earlier instance [construction of nuclear power plants], the Staff has concluded that a practice that constitutes a great danger to public safety [the use of antibiotics in raising livestock] is not a significant policy issue").

This letter addresses the significant policy issue of prisoner rehabilitation with the goal of reducing recidivism, and the impact of recidivism on public health and safety. Upon reconsideration, the Proponent trusts the Staff will find the significance of this issue merits reversal of its prior No-Action Letter.

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As an initial matter, the Proponent submits that rehabilitation of the nation's 2.2 million prisoners – with the goal of reducing recidivism rates that the U.S. Bureau of Justice Statistics recently reported are as high as 76.6% – constitutes a significant policy issue.

Indeed, the issue of rehabilitating our nation's 2.2 million prisoners with the goal of reducing high recidivism rates is as significant as disclosing the environmental impacts of a company's operations (*PPG Industries, Inc.* (Jan. 15, 2010)); addressing occupational and community health hazards (*AT&T Inc.* (February 7, 2013)); antimicrobial resistance and the use of antibiotics in raising livestock (*Tyson Foods, Inc.* (December 15, 2009)); reducing methane emissions (*Spectra Energy Corp.* (Jan. 14, 2014)); and adopting a policy for low-carbon energy research (*Halliburton Co.* (March 9, 2009)) – all proposals in which the Staff found a significant policy issue existed. Further, the issue of rehabilitating prisoners to reduce recidivism rates is at least as important as implementing a policy to consider a ban on the sale of certain firearms at a company's retail stores. *See Trinity Wall Street v. Wal-Mart Stores*, 2014 U.S. Dist. LEXIS 165431 (D. Del. Nov. 26, 2014) (finding a significant policy issue and overturning the Staff's no-action letter).

A. Recidivism Prevention is a Human Rights Issue and Therefore a Significant Policy Issue

The Staff has consistently held that human rights issues are "significant" within the meaning of Rule 14a-8(i)(7). In this vein, the Staff refused to permit the exclusion of a shareholder proposal that would have banned The Gap, Inc. from doing business with the entire country of Sri Lanka because of ongoing human rights violations there. *See The Gap, Inc.* (March. 14, 2012). Similarly, the Staff ruled against the exclusion of a proposal requiring Yahoo, Inc. to adopt certain human rights principles relating to its conduct of business in China. *See Yahoo, Inc.* (April 5, 2011). Likewise, in *Chevron Corp.* (March 28, 2011), the Staff did not exclude a proposal to amend the company's bylaws to establish a board committee on human rights, and in *Bank of America Corp.* (Feb. 29, 2008), a proposal was allowed to proceed that called for a board committee to review company policies for human rights. It is thus clear that the actions able to be demanded by shareholders when addressing human rights issues are robust.

Here, the rehabilitation of prisoners is undoubtedly a human rights issue and therefore deserves the same treatment accorded by the Staff to other human rights issues in the past. The opportunity for rehabilitation, with which anti-recidivism programs are part and parcel, has been recognized internationally as a basic human right, including in treaties which the United States has ratified. For example, the International Covenant on Civil and Political Rights recognizes that the "essential aim" of the criminal justice system is "the reformation and social rehabilitation" of prisoners.[1] The United States has ratified this treaty.[2]

Further, the Standard Minimum Rules for the Treatment of Prisoners, adopted by the United Nations in 1955 in Geneva and adopted by the United States,[3] specifically cites the requirement for rehabilitation of prisoners: "The treatment of persons sentenced to imprisonment or a similar measure shall have as its purpose, so far as the length of the sentence permits, to establish in them the will to lead law-abiding and self-supporting lives after their release and to fit them to do so. The treatment shall be such as will encourage their self-respect and develop their sense of responsibility."[4] Further, "To these ends, all appropriate means shall be used, including religious care in the countries where this is possible, education, vocational guidance and training, social casework, employment counselling, physical development and strengthening of moral character, in accordance with the individual needs of each prisoner, taking account of his social and criminal history, his physical and mental capacities and aptitudes, his personal temperament, the length of his sentence and his prospects after release."[5]

In addition, the Basic Principles for the Treatment of Prisoners, adopted by the United Nations' General Assembly in December 1990, also addresses the right of prisoners to rehabilitation: "All prisoners shall have the right to take part in cultural activities and education aimed at the full development of the human personality."[6]

Because the opportunity for prisoners to be rehabilitated is a human right, it is a "significant social policy issue" within the meaning of Rule 14a-8(i)(7). The Proposal therefore should be accorded the same treatment as previous, equally significant human rights issues, and the Staff should reverse its position holding that CCA may exclude the Proposal from its upcoming proxy statement.

B. Recidivism is a Significant Policy Issue In Its Own Right

The Proponent submits that rehabilitating prisoners to reduce high recidivism rates, thus reducing crimes committed by released prisoners, has a substantial impact on our

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[1] See Art. X cl. 3 of the International Covenant on Civil and Political Rights, available at https://treaties.un.org/doc/Treaties/1976/03/19760323%2006-17%20AM/Ch_IV_04.pdf
[2] https://treaties.un.org/Pages/ViewDetails.aspx?src=TREATY&id=IV~4&chapter=4&lang=en
[3] http://www.humanrights.gov/references/chronology-of-human-rights-in-the-us.html
[4] http://www.ohchr.org/EN/ProfessionalInterest/Pages/TreatmentOfPrisoners.aspx
[5] *Id.*
[6] http://www.ohchr.org/EN/ProfessionalInterest/Pages/BasicPrinciplesTreatmentOfPrisoners.aspx

society, has been subject to extensive media coverage and public debate as well as legislative action, and constitutes a significant policy issue.

There are currently 2.2 million people held in prisons and jails in the United States,[7] and an estimated 95% of prisoners currently in custody will one day be released.[8] Each year, over 637,000 people are released from state and federal prisons,[9] while *11.6 million* people are admitted to (and most are released from) local jails each year.[10]

In an April 2014 report, the U.S. Bureau of Justice Statistics (BJS), a division of the U.S. Department of Justice, examined recidivism rates of 404,638 prisoners released in 30 states from 2005 to 2010.[11] The report found that 76.6% of ex-offenders in the 30 states examined were arrested within five years of their release, including 55.1% who returned to prison.[12] A copy of the BJS report is attached as Exhibit A.

It is hard to imagine a more significant policy issue than our nation's 2.2 million prisoner population with a re-incarceration recidivism rate[13] of 55.1% – meaning that on average, more than one of every two prisoners who are released will return to prison.

Based on a 55.1% reincarceration rate, of the 637,000 offenders released each year from state and federal prisons alone, an estimated 351,000 will recidivate, many having committed additional crimes. This negatively impacts our communities in several ways, including the societal costs of more crime and victimization as well as the substantial fiscal costs of reincarcerating prisoners who commit new offenses.

Congress has recognized the need to reduce recidivism rates of ex-offenders by passing the Second Chance Act, signed into law in April 2008, which provides hundreds of millions of dollars "to government agencies and nonprofit organizations to provide support strategies and services designed to reduce recidivism by improving outcomes for

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[7] http://www.bjs.gov/content/pub/pdf/cpus12.pdf
[8] http://www.bjs.gov/content/pub/pdf/reentry.pdf
[9] http://www.bjs.gov/content/pub/pdf/p12tar9112.pdf
[10] http://www.bjs.gov/content/pub/pdf/jim12st.pdf ("Local jails admitted an estimated 11.6 million persons during the 12-month period ending June 30, 2012, which was similar to 2011 (11.8 million) and down from 13.6 million in 2008")
[11] http://www.bjs.gov/content/pub/pdf/rprts05p0510.pdf
[12] *Id.*
[13] There are several ways to measure recidivism; i.e., by re-arrest, re-conviction and re-incarceration rates. The latter, used here, is the most conservative methodology

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people returning from prisons, jails, and juvenile facilities," according to the Council of State Governments.[14]

The Second Chance Act has been the subject of widespread public interest, including a June 27, 2014 editorial by the editorial board of *The New York Times*.[15] Since 2007, Congress has appropriated nearly $300 million in Second Chance Act funds,[16] U.S. Senator Patrick Leahy has introduced legislation to reauthorize the Act,[17] and the U.S. Department of Justice is now soliciting applications for FY 2015 Second Chance Act funding grants.[18] Further, as reported by *The Washington Times* on February 2, 2015, the Justice Department is seeking an additional $217 million to reduce recidivism, citing a statement from the Department that it hopes to "contain incarceration costs over the long term by facilitating inmates' transition into society in order to reduce recidivism rates, increase public safety and strength[en] communities,"[19]

Also, on February 10, 2015, U.S. Senators John Cornyn and Sheldon Whitehouse announced "plans to introduce the Corrections Oversight, Recidivism Reduction, and Eliminating Costs for Taxpayers in Our National System (CORRECTIONS) Act. The bill, which would improve public safety and save taxpayer money by requiring lower-risk prisoners to participate in recidivism reduction programs to earn up to 25 percent of their sentence in prerelease custody, is based off reform efforts in both Texas and Rhode Island."[20]

These examples of legislative action are only on the federal level; a number of states have also taken action to expand rehabilitative and reentry programs for prisoners with the goal of reducing recidivism rates – particularly through Justice Reinvestment programs. Ten states are currently pursuing Justice Reinvestment programs (including Washington, Michigan and Pennsylvania), while 10 others have done so in the past (including Texas, Arizona and Nevada).[21]

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[14] http://csgjusticecenter.org/nrrc/projects/second-chance-act
[15] http://www.nytimes.com/2014/06/28/opinion/committed-states-have-reduced-recidivism-rates.html?_r=0
[16] http://www.naco.org/legislation/Documents/2014SecondChance.pdf
[17] http://csgjusticecenter.org/jc/senate-committee-approves-second-chance-reauthorization-act
[18] https://www.bja.gov/Funding/15SCARecidivismReductionSol.pdf
[19] http://www.washingtontimes.com/news/2015/feb/2/justice-dept-hopes-programs-cut-prison-populations/print/
[20] http://www.cornyn.senate.gov/public/index.cfm?p=NewsReleases&ContentRecord_id=f6840b81-c2dd-4393-8ff9-f7861e79436d
[21] http://csgjusticecenter.org/jc/category/jr/

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The National Institute of Justice, the research, development and evaluation agency of the U.S. Department of Justice, states that "Recidivism is one of the most fundamental concepts in criminal justice."[22]

In the words of the National Reentry Resource Center (NRRC), a project of the Justice Center of the Council of State Governments:

> Today, improved reentry and recidivism reduction are *cornerstones of state and local crime policies across the country*. Governors routinely highlight the importance of reducing recidivism in their state of the state addresses, and mayors, sheriffs, and other local leaders across the country have established task forces focusing on reentry in their cities and counties.[23] (emphasis added)

The NRRC noted that "California, Delaware, Georgia, Nebraska, New Jersey, New York, and West Virginia are examples of states where governors highlighted reentry and recidivism-reduction efforts in their 2014 state-of-the-state addresses."[24]

Further, the Pew Center on the States has stated, in an April 2011 report: "Although preventing offenders from committing more crimes once released is only one goal of the overall correctional system, it is a crucial one, both in terms of preventing future victimization and ensuring that taxpayer dollars are spent effectively." A copy of the Pew recidivism report is attached as Exhibit B.[25]

To reduce recidivism, all state and federal prisons provide rehabilitative and reentry programs and services. For example, the federal Bureau of Prisons "encourages inmates to participate in programs that reduce recidivism and improve reentry outcomes," and offers a broad array of rehabilitative programs.[26]

With respect to media coverage, there has been extensive reporting by the media on issues related to rehabilitating prisoners with the goal of reducing high recidivism rates. Some recent examples include:

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[22] http://www.nij.gov/topics/corrections/recidivism/Pages/welcome.aspx
[23] Reducing Recidivism, https://www.bja.gov/Publications/CSG-ReducingRecidivism.pdf
[24] *Id.*, fn. 2
[25] The report, "State of Recidivism: The Revolving Door of America's Prisons," is also available at: http://www.pewtrusts.org/~/media/legacy/uploadedfiles/pcs_assets/2011/PewStateofRecidivismpdf.pdf
[26] "A Directory of Bureau of Prisons' National Programs (May 21, 2014); *available at*: http://www.bop.gov/inmates/custody_and_care/docs/BOPNationalProgramCatalog.pdf

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- *Delaware prison job training aims to reduce recidivism*, February 20, 2015.[27]

- *Criminal justice bill offering funds for treatment programs heads to full House*, February 17, 2015 (Quoting Larry Landis, director of the Indiana Public Defender's Council: "If we have this money available, we have an opportunity to change the focus on low-level offenders from punishment to rehabilitation and lowering recidivism. If we are successful, the public should see a reduction in crime").[28]

- *Breaking the Cycle of Repeat Offenders*, February 17, 2015.[29]

- *Real prison reform begins with improving prison services*, February 13, 2015.[30]

- *Commission to address prison overcrowding, rehabilitation and other criminal justice*, February 12, 2015.[31]

- *Rehabilitation and Recidivism: Drug Courts in New York City*, November 9, 2014.[32]

- *Prison Firm CCA Seeks to Reduce Number of Repeat Offenders, Company Pushes to Reduce Costs Associated with Recidivism*, Sept. 12, 2014.[33]

- *Focus on Rehabilitation, Re-entry Services to Help Lower Prison Recidivism*, Sept. 19, 2014.[34]

- *Utah Tackles Recidivism Rates, Prison Growth*, August 20, 2014.[35]

- *Debating criminal justice reforms to improve rehabilitation and lower recidivism*, August 7, 2014.[36]

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[27] http://www.newsworks.org/index.php/local/delaware/78712-delaware-prison-job-training-aims-to-reduce-recidivism-video
[28] http://www.indystar.com/story/news/crime/2015/02/17/criminal-justice-bill-offering-funds-treatment-programs-heads-full-house/23556239/
[29] http://www.yourerie.com/news/news-article/d/story/breaking-the-cycle-of-repeat-offenders/13385/h7BXLpAkjEC-AkXMvY3G8g
[30] http://chicago.suntimes.com/news/7/71/367995/real-prison-reform-begins-improving-prison-services
[31] http://ilnews.org/4030/commission-to-address-prison-overcrowding-rehabilitation-and-other-criminal-justice-reforms/
[32] http://www.helvidius.org/2014/11/09/rehabilitation-and-recidivism-drug-courts-in-new-york-city/
[33] http://www.wsj.com/articles/prison-firm-cca-seeks-to-reduce-number-of-repeat-offenders-1410561176
[34] http://reason.org/news/show/1014022.html
[35] http://www.correctionalnews.com/articles/2014/08/20/utah-tackles-recidivism-rates-prison-growth

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- *Rehab Program Boasts Nearly 70 Percent Cut in Prisoner Recidivism Rates*, May 13, 2014 ("Taxpayers already pay at least $60,000 a year for each criminal who is locked up. When those convicts are released in California, more than six out of 10 end up behind bars").[37]

- *America's Recidivism Nightmare*, April 22, 2014.[38]

- *Bringing Rehabilitation Back to Prisons*, April 16, 2014 ("In New York State, Governor Andrew Cuomo has a crazy idea: Let's put policies into effect that will help lower the recidivism rate of prison inmates").[39]

With respect to the instant Proposal, by requiring CCA to devote additional funds to rehabilitative programs for prisoners held in the Company's facilities, the Proposal seeks to address a significant policy issue that directly impacts public health and safety, as increased access to rehabilitative programs will lower recidivism rates and thus reduce crime and victimization in our communities.

The United States has the highest incarceration rate in the world,[40] and as noted above the vast majority of prisoners who are currently incarcerated will one day be released. The reduction of recidivism rates – which translates to less crime and victimization – is an issue that directly impacts the public's health and safety, and has been the subject of widespread public debate from all sides of the political spectrum.[41] Right on Crime, a movement by conservatives to reform our nation's criminal justice system, notes that "to be considered 'successful,' a prison must reduce recidivism among inmates."[42]

As demonstrated above, the issue of rehabilitating prisoners to reduce recidivism rates is the subject of substantial public debate, media coverage and legislative action. It is therefore a "significant policy issue" as the Staff has understood and applied that term in the past in response to other proposals.

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[36] http://www.pbs.org/newshour/bb/debating-criminal-justice-reforms-improve-rehabilitation-lower-recidivism/
[37] http://sacramento.cbslocal.com/2014/05/13/rehab-program-boasts-nearly-70-percent-cut-in-prisoner-recidivism-rates/
[38] http://www.thedailybeast.com/articles/2014/04/22/america-s-recidivism-nightmare.html
[39] http://www.huffingtonpost.com/andrew-woodman/bringing-rehabilitation-prison-reform_b_5153509.html
[40] http://www.prisonpolicy.org/global
[41] As one example, consider this joint *Wall Street Journal* editorial by New Gingrich and Pat Nolan: http://www.cnn.com/2014/12/05/opinion/gingrich-jones-prison-system
[42] http://www.rightoncrime.com/priority-issues/prisons/

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI • WASHINGTON, DC
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

The Company itself has acknowledged the significance of rehabilitating offenders. In a press release issued by CCA on September 15, 2014, the Company announced "a series of commitments" to rehabilitative programming, stating it would "play a larger role in helping reduce the nation's high recidivism rate." At the time, CCA CEO Damon Hininger claimed that "Reentry programs and reducing recidivism are 100 percent aligned with our business model."[43] And according to the Company's website: "At CCA, we believe we have an opportunity and a responsibility to help inmates develop the skills and values they need to be less violent while in prison and productive members of society once released."[44]

In conclusion, rehabilitating prisoners with the goal of reducing recidivism rates, which results in less crime and victimization in our communities, clearly constitutes a significant policy issue and directly impacts the public's health and safety.

C. *Substantially Important Question*

Under Part 202.1(d) of Title 17 of the Code of Federal Regulations, the Division of Corporate Finance may request Commission review of a Staff no-action response relating to Rule 14a-8 of the Exchange Act if it determines that the request involves "matters of substantial importance and where the issues are novel or complex." The Staff does not have an independent standard of what constitutes a substantially important question under 17 CFR 202.1(d). However, the evidence presented herein, which demonstrates that the Staff should reverse its prior position, likewise supports the conclusion that whether rehabilitating prisoners to reduce high recidivism rates is a significant policy issue constitutes a substantially important and complex question. It is also novel, as to our knowledge the Staff has not previously addressed this issue.

If the Staff declines to reverse its prior position, then the Proponent submits that this issue warrants presentment of the question to the Commission for a determination as to whether the rehabilitation of our nation's 2.2 million prisoners to reduce reincarceation rates as high as 55.1% constitutes a significant policy issue.

IV. Conclusion

For the foregoing reasons, we respectfully request that the Staff reverse its prior position that prisoner rehabilitation with the goal of reducing high recidivism rates is not

[43] http://www.cca.com/press-releases/corrections-corporation-of-america-to-enhance-and-expand-reentry-programming-opportunities-that-reduce-recidivism
[44] https://www.cca.com/providing-proven-re-entry-programs

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI • WASHINGTON, DC
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

significant enough to preclude CCA's reliance on Rule 14a-8(i)(7) to exclude the Proposal. If the Staff declines to reverse its position, we request that the Staff present the question to the Commission for review pursuant to 17 CFR 202.1(d).

If additional information is necessary in support of any of the Proponent's positions, I would appreciate an opportunity to speak with the Staff by telephone prior to the issuance of a written response. Please do not hesitate to contact me at (212) 806-5509, or by fax at (212) 806-2509, or by e-mail at: jlowenthal@stroock.com if I can be of any further assistance in this matter.

Very truly yours,



Jeffrey S. Lowenthal

cc: William J. Cernius
Latham & Watkins LLP
650 Town Center Drive
20th Floor
Costa Mesa, CA 92626-1925

Alex Friedmann

FISMA & OMB Memorandum M-07-16

U.S. Department of Justice
Office of Justice Programs
Bureau of Justice Statistics



SPECIAL REPORT

APRIL 2014 NCJ 244205

Recidivism of Prisoners Released in 30 States in 2005: Patterns from 2005 to 2010

Matthew R. Durose, Alexia D. Cooper, Ph.D., and Howard N. Snyder, Ph.D., *BJS Statisticians*

Overall, 67.8% of the 404,638 state prisoners released in 2005 in 30 states were arrested within 3 years of release, and 76.6% were arrested within 5 years of release (**figure 1**). Among prisoners released in 2005 in 23 states with available data on inmates returned to prison, 49.7% had either a parole or probation violation or an arrest for a new offense within 3 years that led to imprisonment, and 55.1% had a parole or probation violation or an arrest that led to imprisonment within 5 years.

While prior Bureau of Justice Statistics (BJS) prisoner recidivism reports tracked inmates for 3 years following release, this report used a 5-year follow-up period. The longer window provides supplementary information for policymakers and practitioners on the officially recognized criminal behavior of released prisoners. While 20.5% of released prisoners not arrested within 2 years of release were arrested in the third year, the percentage fell to 13.3% among those who had not been arrested within 4 years. The longer recidivism period also provides a more complete assessment of the number and types of crimes committed by released persons in the years following their release.

FIGURE 1
Recidivism of prisoners released in 30 states in 2005, by time from release to first arrest that led to recidivating event


Percent who recidivated
100
80
60
40
20
0
Arrest[a]
Return to prison[b]
Conviction[c]
0
6
12
18
24
30
36
42
48
54
60
Time from release to first arrest (in months)

Note: Prisoners were tracked for 5 years following release in 30 states. Some states were excluded from the specific measures of recidivism. See *Methodology*.
[a]Based on time from release to first arrest among inmates released in 30 states.
[b]Based on time from release to first arrest that led to a prison sentence or first prison admission for a technical violation without a new sentence among inmates released in 23 states.
[c]Based on time from release to first arrest that led to a conviction among inmates released in 29 states.
Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

HIGHLIGHTS

Among state prisoners released in 30 states in 2005—

- About two-thirds (67.8%) of released prisoners were arrested for a new crime within 3 years, and three-quarters (76.6%) were arrested within 5 years.
- Within 5 years of release, 82.1% of property offenders were arrested for a new crime, compared to 76.9% of drug offenders, 73.6% of public order offenders, and 71.3% of violent offenders.
- More than a third (36.8%) of all prisoners who were arrested within 5 years of release were arrested within the first 6 months after release, with more than half (56.7%) arrested by the end of the first year.
- Two in five (42.3%) released prisoners were either not arrested or arrested once in the 5 years after their release.
- A sixth (16.1%) of released prisoners were responsible for almost half (48.4%) of the nearly 1.2 million arrests that occurred in the 5-year follow-up period.
- An estimated 10.9% of released prisoners were arrested in a state other than the one that released them during the 5-year follow-up period.
- Within 5 years of release, 84.1% of inmates who were age 24 or younger at release were arrested, compared to 78.6% of inmates ages 25 to 39 and 69.2% of those age 40 or older.

Factors contributing to differences with prior BJS studies

Policymakers, practitioners, researchers, and the general public may be interested in understanding how the 2005 prisoner recidivism rates in this report compare with those in the previous BJS recidivism study that measured prisoners released in 1994. While both the 1994 and 2005 studies were based on systematic samples of persons released from state prisons, direct comparisons between the published recidivism statistics should not be made.

Adjustments for some differences in the 1994 and 2005 prison populations are possible

One reason for not directly comparing the 1994 and 2005 recidivism estimates relates to differences in the attributes of the prisoners included in the two samples. The number of states contributing released prisoners to the study increased from 15 in 1994 to 30 in 2005. To control for this difference, BJS conducted analyses that limited the comparison to the post-release arrest rates among the inmates released in the 12 states (California, Florida, Maryland, Michigan, Minnesota, New Jersey, New York, North Carolina, Ohio, Oregon, Texas, and Virginia) that participated in both studies. Among the inmates released in these 12 states, an estimated 66.9% of the 249,657 inmates released in 1994 were arrested for a new crime within 3 years, compared to an estimated 69.3% of the 286,829 inmates released in 2005—a 2.4 percentage point difference.

Another difference between the two studies involved the demographic and offending characteristics of prisoners released from the state prisons, attributes known to be related to recidivism. For example, the proportion of inmates who were age 40 or older at release increased from 17.2% in the 1994 sample to 32.1% in the 2005 sample. In addition, the proportion who were in prison for a violent offense increased from 22.4% in the 1994 sample to 27.4% in the 2005 sample **(table 1)**.

TABLE 1
Characteristics of prisoners released in 12 states in 1994 and 2005

Characteristic	1994	2005
All released prisoners	100%	100%
Sex		
Male	91.2%	89.9%
Female	8.8	10.1
Race/Hispanic origin		
White[a]	32.2%	35.4%
Black/African American[a]	46.2	40.5
Hispanic/Latino	20.9	22.4
Other[a,b]	0.7	1.8
Age at release		
24 or younger	20.6%	16.9%
25–29	22.7	18.9
30–34	23.0	16.0
35–39	16.6	16.1
40 or older	17.2	32.1
Most serious commitment offense		
Violent	22.4%	27.4%
Property	33.2	29.1
Drug	33.0	31.4
Public order[c]	11.4	12.1
Number of released prisoners	249,657	286,829

Note: Estimates based on a sample of 29,387 prisoners released in 1994 and a sample of 34,649 prisoners released in 2005 in the 12 states that participated in both studies (California, Florida, Maryland, Michigan, Minnesota, New Jersey, New York, North Carolina, Ohio, Oregon, Texas, and Virginia). Data on the sex of prisoners released in 1994 were known for 100% of cases, race and Hispanic origin for 99.9%, and age at release for nearly 100%. Data on the sex of prisoners released in 2005 were known for 100% of cases, race and Hispanic origin for 99.8%, and age at release for 100%. See appendix table 1 for standard errors.

[a]Excludes persons of Hispanic or Latino origin.

[b]Includes persons identified as American Indian or Alaska Native; Asian, Native Hawaiian, or other Pacific Islander; and persons of other races.

[c]Includes cases in which the prisoner's most serious offense was unspecified.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 1994 and 2005 data collections.

Continued on next page.

Factors contributing to differences with prior BJS studies (continued)

BJS standardized the demographic (i.e., sex, race, Hispanic origin, and age) and commitment offense distribution of the 2005 cohort to the distribution of the 1994 cohort to control for the effects these factors had on the overall recidivism estimates. (See *Methodology* for more information.) These calculations produced the 3-year arrest rate of prisoners released in 2005 that would have been observed if the 2005 release cohort had the characteristics of the 1994 cohort. After adjusting for these compositional differences, the estimated percentage of the 2005 released prisoners who were arrested within 3 years rose to 71.6%, a recidivism rate 4.7% greater than the 1994 estimate (66.9%) **(table 2)**. However, these analyses only partially address the differences between the 1994 and 2005 studies.

Additional death records on released prisoners leads to increases in recidivism rates

A critical difference between the 1994 and 2005 studies was the use of the Social Security Administration's public Death Master File (DMF) in the 2005 study to identify individuals who died during the follow-up period. (See *Methodology* for more information.) These individuals should be removed from the analysis because they artificially reduce the calculated recidivism rates. The 1994 study limited the identification of released prisoners who died to those who had an indication of death on their criminal history record (i.e., rap sheet). The 2005 study supplemented the death information obtained from the FBI's Interstate Identification Index (III) with the DMF data. Based on both sources of information, 1,595 of the 70,878 inmates sampled for the 2005 study had died during the 5-year follow-up period. Less than 10% of those deaths were captured in the fingerprint verified death information that criminal justice agencies submitted to the FBI's III system. If the DMF data had not been used in the 2005 study and the rap sheets of these individuals had been included in the analyses, the estimated 5-year recidivism rate would have been about one-half of one percent lower.

Effects of the criminal history record improvements on recidivism research are difficult to quantify

Direct comparisons between the published recidivism rates from the 1994 and the new 2005 study are also difficult due to the completeness of the criminal history records available to BJS at the time of the data collections. Both studies were based on fingerprint-verified automated rap sheets stored in the FBI and the state repositories. While both studies relied on records within the FBI's III system for information on the arrests and prosecutions that occurred outside of the states that released the inmates, the 2005 study used new data collection capabilities to directly access the criminal history record systems of all 50 states and obtain more comprehensive out-of-state information than what was available for the 1994 study. (See *Methodology* for more information.) In addition, BJS was unable to obtain any out-of-state criminal history information on the prisoners released in one state in the 1994 study due to a nondisclosure agreement.

TABLE 2
Population-adjusted percent of prisoners arrested for a new crime within 3 years following release in 12 states in 1994 and 2005, by demographic characteristics and most serious commitment offense

Characteristic	1994	2005[a]
All released prisoners	66.9%	71.6%**
Sex		
Male	67.8%	72.5%**
Female	57.2	62.9**
Race/Hispanic origin		
White[b]	61.7%	68.8%**
Black/African American[b]	71.9	74.0**
Hispanic/Latino	64.6	70.7**
Other[b,c]	53.6	72.6**
Age at release		
24 or younger	74.7%	78.2%**
25–29	69.8	73.4**
30–34	68.3	70.3
35–39	66.3	71.8**
40 or older	52.4	62.9**
Most serious commitment offense		
Violent	60.9%	65.6%**
Property	73.2	77.6**
Drug	66.3	71.4**
Public order[d]	62.2	66.9**
Number of released prisoners	249,658	286,011

Note: Estimates based on a sample of 29,387 prisoners released in 1994 and a sample of 34,649 prisoners released in 2005 in the 12 states that participated in both studies. See appendix table 2 for standard errors.

**Difference between the estimate on the 1994 cohort and the estimate on the standardized 2005 cohort was statistically significant at or above the 95% confidence interval.

[a]Estimates of inmates released in 2005 have been standardized to the distribution of inmates released in 1994 by sex, race, Hispanic origin, age at release, and most serious commitment offense. The unadjusted estimate for the 2005 cohort was 69.3%.

[b]Excludes persons of Hispanic or Latino origin.

[c]Includes persons identified as American Indian or Alaska Native; Asian, Native Hawaiian, or other Pacific Islander; and persons of other races.

[d]Includes cases in which the prisoner's most serious offense was unspecified.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 1994 and 2005 data collections.

Continued on next page.

Factors contributing to differences with prior BJS studies (continued)

The improved reporting of arrests and prosecutions maintained by the FBI and state repositories in the decade between the two studies also resulted in more complete documentation of the official criminal records of prisoners released in 2005. The quality of rap sheets has improved since the mid-1990s due to efforts funded by individual states and by BJS's National Criminal History Improvement Program (NCHIP), which awarded more than $500 million over this period to states for criminal history record improvements. As a result, many existing paper arrest records were automated and stored within a computerized criminal history system. Also, the growth in the use of automated fingerprint technology (e.g., livescan) reduced the proportion of illegible fingerprint images delivered to the repositories, resulting in more arrests and court adjudications being recorded on the rap sheets.

In addition, while local law enforcement agencies historically limited their criminal history repository submissions to arrests for felonies and serious misdemeanors, the reporting of less serious misdemeanors or minor infractions expanded during this time, although it is unknown whether this increase is due to changes in reporting practices or changes in the criminal behaviors of the released prisoners. In general, violent crimes are considered to be more serious than public order offenses. Among the prisoners who were arrested for a new crime within 3 years, public order offenses made up 36.0% of the first post-release arrests for the 2005 cohort, compared to 22.9% of the first post-release arrests for the 1994 cohort (**table 3**). Violent offenses accounted for 14.8% of the first post-release arrests for the 2005 cohort, compared to 18.8% of the first post-release arrests for the 1994 cohort.*

*These estimates were based on prisoners released in the 11 states in both studies that included charge descriptions in their criminal history records.

TABLE 3
First arrest charge of prisoners arrested for a new crime within 3 years following release in 11 states in 1994 and 2005

Most serious arrest charge	1994	2005
All released prisoners	100%	100%
Violent	18.8%	14.8%
Property	28.8	23.6
Drug	29.5	25.6
Public order*	22.9	36.0
Estimated number of prisoners with a post-release arrest	161,000	191,000

Note: Estimates based on a sample of 27,788 prisoners released in 1994 and a sample of 32,155 prisoners released in 2005 in the 11 states that participated in both studies and included charge descriptions in their arrest records. Number of arrests was rounded to the nearest 1,000. First arrest may include multiple charges; the most serious charge is reported in this table. See appendix table 3 for standard errors.

*Includes cases in which the prisoner's most serious offense was unspecified.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 1994 and 2005 data collections.

Continued on next page.

Factors contributing to differences with prior BJS studies (continued)

As a result of the improvements to the nation's criminal history records, the rap sheets of prisoners released in 2005 likely captured more complete offending histories than the rap sheets used in the 1994 study. These improvements would have resulted in higher observed recidivism rates in 2005 than in 1994, even if the two samples had the same true recidivism rates.

BJS conducted a test of this assumption by comparing the recidivism rates of the 1994 and 2005 samples using only new arrests for a violent offense. The logic behind this test was that, while the rap sheets for the 2005 cohort may contain more arrests overall and more arrests for minor offenses, arrests for violent offenses should be well represented in both sets of rap sheets. Using this more serious indictor of criminal behavior and controlling for cohort differences in offender demographics and most serious commitment offense, the percentage of released prisoners who were arrested for a violent crime within 3 years following release did not differ significantly between the 1994 (21.3%) and 2005 (21.8%) cohorts **(table 4)**.

The stability in the 1994 and 2005 recidivism rates when recidivism is measured as a new arrest for a violent crime and the difference observed when recidivism is measured as a new offense for any offense raises questions about the overall consistency of rap sheet content between the 1994 and 2005 studies. More research is required to better understand the effects of rap sheet improvements on observed recidivism rates. However, given the limited empirical data currently available on the state-level changes in rap sheet content since the mid-1990s, the effects of rap sheet improvements on the observed recidivism rates cannot be quantified, and statistical adjustments for their effects cannot be made. Therefore, it is not advisable to compare the 2005 recidivism rates in this report with those found in earlier BJS reports until we have a deeper understanding of the changes in rap sheet content.

TABLE 4
Population-adjusted percent of prisoners arrested for a violent crime within 3 years following release in 11 states in 1994 and 2005, by demographic characteristics and most serious commitment offense

Characteristic	1994	2005[a]
All released prisoners	21.3%	21.8%
Sex		
Male	22.4%	22.7%
Female	10.2	13.1**
Race/Hispanic origin		
White[b]	16.4%	19.3%**
Black/African American[b]	26.2	25.3
Hispanic/Latino	18.7	18.5
Other[b,c]	19.0	18.5
Age at release		
24 or younger	28.9%	28.6%
25–29	23.9	24.8
30–34	21.2	20.1
35–39	17.3	19.5
40 or older	12.7	14.3
Most serious commitment offense		
Violent	27.0%	24.8%**
Property	21.4	22.2
Drug	18.4	19.5
Public order[d]	17.9	21.4**
Number of released prisoners	241,448	276,218

Note: Estimates based on a sample of 27,788 prisoners released in 1994 and a sample of 32,155 prisoners released in 2005 in the 11 states that participated in both studies and included charge descriptions in their arrest records. See appendix table 4 for standard errors.

**Difference between the estimate on the 1994 cohort and the estimate on the standardized 2005 cohort was statistically significant at or above the 95% confidence interval.

[a]Estimates of inmates released in 2005 have been standardized to the distribution of inmates released in 1994 by sex, race, Hispanic origin, age at release, and most serious commitment offense. The unadjusted estimate for the 2005 cohort was 20.1%.

[b]Excludes persons of Hispanic or Latino origin.

[c]Includes persons identified as American Indian or Alaska Native; Asian, Native Hawaiian, or other Pacific Islander; and persons of other races.

[d]Includes cases in which the prisoner's most serious offense was unspecified.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 1994 and 2005 data collections.

Criminal history and prison records were used to document recidivism patterns

This study estimates the recidivism patterns of 404,638 persons released in 2005 from state prisons in 30 states. In 2005, these states held 76% of the U.S. population and were responsible for 77% of the prisoners released from U.S. prisons (not shown). A representative sample of inmates released in 2005 was developed for each of the 30 states using data reported by state departments of corrections to BJS's National Corrections Reporting Program (NCRP), yielding a final sample of 68,597 persons. (For a complete description of the sampling and weighting procedures, see *Methodology*.) Using information contained in state and federal criminal history records (i.e., rap sheets) and the records of state departments of corrections, this report details the arrest, adjudication, conviction, and incarceration experiences of these former inmates within and outside of the state that released them for a 5-year period following their release from prison.

This research has attempted to minimize the effect on recidivism statistics posed by state variations in criminal history reporting policies, coding practices, and coverage. The analysis excluded arrest events in the rap sheets that were not commonly recorded by all states (e.g., arrests for many types of traffic offenses). The analysis also excluded sections of the rap sheets that recorded the issuance of a warrant as an arrest event when no arrest actually occurred. Some variations in the content of rap sheets remained and cannot be remediated, such as the nature of the charging decision. For example, when an inmate on parole is arrested for committing a burglary, some local law enforcement agencies coded the arrest offense as a parole violation, some coded it as a burglary, and others coded both the burglary and the parole violation. Given that this is often a local coding decision, it is difficult to discern from the contents of the rap sheets which charging approach was employed at each arrest.

Along with these coding variations, it is commonly assumed that the information derived from criminal history repositories understates the criminal histories of offenders, especially information on actions that occurred over 20 years ago. While it cannot be quantified at this time, the common perception is that, through targeted funding and the efforts of criminal justice practitioners across the country, the quality and completeness of rap sheets has improved so that they provide better assessments of recidivism patterns.

Among the 404,638 prisoners released in 30 states in 2005, 31.8% were in prison for a drug offense, 29.8% for a property offense, 25.7% for a violent offense, and 12.7% for a public order offense (table 5). Nearly 9 in 10 (89.3%) of released prisoners were male. More than a third (36.9%) of these persons were under age 30 at release, and about a third (31.5%) were age 40 or older. The proportions of non-Hispanic black (40.1%) and non-Hispanic white (39.9%) prisoners were similar. An estimated 25.7% of the released prisoners had 4 or fewer prior arrests, while 43.2% had 10 or more. Half of the released prisoners had 3 or more prior convictions.

TABLE 5
Characteristics of prisoners released in 30 states in 2005

Characteristic	Percent
All released prisoners	100%
Sex	
Male	89.3%
Female	10.7
Race/Hispanic origin	
White[a]	39.9%
Black/African American[a]	40.1
Hispanic/Latino	17.7
Other[a,b]	2.4
Age at release	
24 or younger	17.6%
25–29	19.3
30–34	15.9
35–39	15.7
40 or older	31.5
Most serious commitment offense	
Violent	25.7%
Property	29.8
Drug	31.8
Public order[c]	12.7
Number of prior arrests per released prisoner[d]	
2 or fewer	11.5%
3–4	14.2
5–9	31.1
10 or more	43.2
Mean number	10.6
Median number	7.8
Number of prior convictions per released prisoner[d]	
Mean number	4.9
Median number	3.1
Number of released prisoners	404,638

Note: Data on the prisoner's sex were known for 100% of cases, race and Hispanic origin for nearly 100%, and age at release for 100%. See appendix table 5 for standard errors.

[a]Excludes persons of Hispanic or Latino origin.

[b]Includes persons identified as American Indian or Alaska Native; Asian, Native Hawaiian, or other Pacific Islander; and persons of other races.

[c]Includes 0.8% of cases in which the prisoner's most serious offense was unspecified.

[d]Includes arrest and conviction that resulted in the imprisonment.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

1 in 10 state prisoners had an out-of-state arrest within 5 years of release

An estimated 24.7% of the released prisoners had a prior arrest in a state other than the one that released them (table 6). About 1 in 10 (10.9%) released prisoners were arrested at least once outside the state that released them during the 5-year follow-up period. These statistics show the limitations of recidivism studies that only have access to in-state criminal history information.

3 in 4 state prisoners were arrested within 5 years of release

Within 1 year after their release from state prison, 43.4% of prisoners had been arrested either in or outside of the state that released them. This percentage grew each year, increasing to 59.5% by the end of the second year, 67.8% by the end of the third year, and 76.6% by the end of the 5-year follow-up period.

Another way to view these recidivism statistics is to consider how quickly those who recidivated actually did so. More than a third (36.8%) of all released prisoners who were arrested within 5 years of release were arrested within the first 6 months, with more than half (56.7%) arrested by the end of the first year (not shown).

The longer released prisoners went without being arrested, the less likely they were to be arrested within the 5-year period. For example, compared to the arrest rate of 43.4% in the first year after release, 28.5% of persons not arrested in the first year were arrested for the first time in the second year following their release from prison (figure 2). Similarly, for those not arrested by the end of the second year, 20.5% were arrested by the end of the third year, with the arrest rate falling to 16.1% in the fourth year. Finally, 13.3% of released prisoners who went 4 years without an arrest were arrested in the fifth year.

TABLE 6
Out-of-state arrests of prisoners released in 30 states in 2005

Out-of-state arrests	Percent
Prior to release	
1 or more	24.7%
1–4	17.5
5–9	4.3
10 or more	2.9
Post-release	
1 or more	10.9%
1–4	9.6
5–9	1.1
10 or more	0.2

Note: Prisoners were tracked for 5 years following release. Arrested out-of-state includes arrests that occurred in states other than the one that released the prisoner in 2005. See appendix table 6 for standard errors.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

The 404,638 persons released in 2005 were arrested an estimated 1,173,000 times in the 5 years after release (table 7). While some of them had a large number of arrests in the follow-up period (maximum of 81), most did not. Among all released prisoners, the average number of arrests in the 5-year period was 2.9, while the median number of arrests was 1.5. About 2 in 5 (42.3%) of all releasees were arrested no more than once in the 5-year period, and more than half (57.6%) had fewer than 3 arrests in the 5 years following their release. Despite this, among released prisoners who were arrested at least once

FIGURE 2
Percent of prisoners arrested during the year who had not been arrested since release in 30 states in 2005


Percent arrested
50
40
30
20
10
0
43.4
28.5
20.5
16.1
13.3
Year 1
Year 2
Year 3
Year 4
Year 5
Year after release

Note: The denominators for the annual rates were 404,638 for year 1; 229,035 for year 2; 163,679 for year 3; 130,128 for year 4; and 109,186 for year 5. The numerators include persons arrested in the year who had not been arrested since release. See appendix table 7 for standard errors.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

TABLE 7
Post-release arrests of prisoners released in 30 states in 2005

Post-release arrests	Percent
All released prisoners	100%
None	23.4
1	18.9
2	15.3
3	11.5
4	8.5
5	6.4
6 or more	16.1
Estimated number of post-release arrests	1,173,000
Mean number per released prisoner	2.9
Median number per released prisoner	1.5
Number of released prisoners	404,638

Note: Prisoners were tracked for 5 years following release. Number of post-release arrests was rounded to the nearest 1,000. See appendix table 8 for standard errors.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection. Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

during the 5-year follow-up period, three-quarters (75.4%) were arrested again during the 5-year period (not shown). About a sixth (16.1%) of released prisoners were responsible for about half (48.4%) of the 1,173,000 arrests of released prisoners that occurred in the 5-year follow-up period.

Prisoners released after serving time for a property offense were the most likely to be arrested

Within 5 years of release, 82.1% of prisoners who had been committed for a property offense had been arrested for a new offense, followed by 76.9% of those committed for a drug offense (figure 3 and table 8). Offenders sentenced for a violent (71.3%) or public order offense (73.6%) were the least likely to be arrested after release.

This general pattern of recidivism was maintained across the 5-year follow-up period. A year after release from prison, the recidivism rate of prisoners sentenced for a property offense (50.3 %) was higher than the rates for drug (42.3%), public order (40.1%), and violent (38.4%) offenders. Among violent offenders, the annual recidivism rates of prisoners sentenced for homicide or sexual assault were lower than those sentenced for assault or robbery across the 5-year period. Among property offenders, inmates committed for larceny or motor vehicle theft had higher annual recidivism rates than those committed for fraud or forgery across the 5-year period.

FIGURE 3

Recidivism of prisoners released in 30 states in 2005, by most serious commitment offense and time from release to first arrest


Percent arrested
100
80
60
40
20
0
Drug
Property
Public order*
Violent
0
6
12
18
24
30
36
42
48
54
60
Time from release to first arrest (in months)

Note: Prisoners were tracked for 5 years following release.
*Includes 0.8% of cases in which the prisoner's most serious offense was unspecified.
Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

TABLE 8

Recidivism of prisoners released in 30 states in 2005, by most serious commitment offense and time from release to first arrest

Most serious commitment offense	Cumulative percent of released prisoners arrested within—					
	6 months	1 year	2 years	3 years	4 years	5 years
All released prisoners	28.2%	43.4%	59.5%	67.8%	73.0%	76.6%
Violent	24.9%	38.4%	53.8%	61.6%	67.2%	71.3%
Homicide[a]	12.5	21.5	33.9	41.5	47.0	51.2
Murder	10.1	18.8	30.4	37.8	43.6	47.9
Nonnegligent manslaughter	17.3	27.7	39.4	46.0	51.5	55.7
Negligent manslaughter	13.2	21.9	35.5	43.7	48.8	53.0
Rape/sexual assault	20.8	30.9	43.7	50.9	56.0	60.1
Robbery	25.8	41.0	58.6	66.9	72.8	77.0
Assault	27.9	42.6	58.9	67.1	72.9	77.1
Other	28.7	43.4	56.6	63.0	66.9	70.4
Property	33.6%	50.3%	66.7%	74.5%	79.1%	82.1%
Burglary	31.0	48.7	65.8	73.9	78.9	81.8
Larceny/motor vehicle theft	39.3	56.2	70.8	77.6	81.6	84.1
Fraud/forgery	27.7	42.2	60.0	68.6	73.2	77.0
Other	33.2	49.5	66.6	75.5	80.9	83.6
Drug	26.9%	42.3%	59.1%	67.9%	73.3%	76.9%
Possession	28.7	44.5	60.7	69.6	75.2	78.3
Trafficking	26.9	41.5	58.0	66.6	71.9	75.4
Other	25.3	41.4	59.3	68.3	73.6	78.1
Public order	25.6%	40.1%	55.6%	64.7%	69.9%	73.6%
Weapons	35.3	49.1	65.1	73.1	76.9	79.5
Driving under the influence	11.9	22.1	37.2	48.0	54.9	59.9
Other[b]	27.8	44.9	60.4	69.2	74.1	77.9

Note: Prisoners were tracked for 5 years following release. Inmates could have been in prison for more than one offense; the most serious one is reported in this table. See appendix table 9 for standard errors.

[a]Includes cases in which the type of homicide was unspecified, not shown separately.

[b]Includes 0.8% of cases in which the prisoner's most serious offense was unspecified.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

Within the first 5 years of release from state prison in 2005, an estimated 28.6% of inmates were arrested for a violent offense (**table 9**). Among all released inmates, an estimated 1.7% were arrested for rape or sexual assault, and 23.0% were arrested for assault. During the 5-year follow-up period, the majority (58.0%) of released prisoners were arrested for a public order offense. About 1 in 4 (25.3%) released prisoners were arrested for a probation or parole violation. An estimated 39.9% were arrested for some other public order offense, including failure to appear and obstruction of justice, which in some jurisdictions may be the legal response to probation or parole violations. Other public order offenses include drunkenness, disorderly conduct, liquor law violation, or a family-related offense.

Compared to inmates incarcerated for a property (28.5%), drug (24.8%), or public order offense (29.2%), a higher percentage of inmates incarcerated for a violent offense were arrested for another violent crime (33.1%) during the 5-year period (**table 10**). A higher percentage of released property offenders were arrested for a property crime (54.0%) than violent, drug, or public order offenders. A higher percentage of released drug offenders were arrested for a drug crime (51.2%) than violent, property, or public order offenders. While these statistics suggest that there was some specialization in the offending behaviors of released inmates, the recidivism patterns also show that released inmates were involved in a wide range of law-violating behaviors.

During the 5-year period, inmates released for a drug offense were less likely than property and public order inmates to be arrested during the 5-year period for a violent offense. In addition, inmates released for a property offense were more likely than violent and public order inmates to be arrested for a drug offense at some point during the 5-year period.

TABLE 9

Recidivism of prisoners released in 30 states in 2005, by type of post-release arrest charge

Post-release arrest charge	Percent of released prisoners arrested within 5 years of release
Any offense	76.6%
Violent	28.6%
Homicide	0.9
Rape/sexual assault	1.7
Robbery	5.5
Assault	23.0
Other	4.0
Property	38.4%
Burglary	10.1
Larceny/motor vehicle theft	21.3
Fraud/forgery	11.9
Other	19.2
Drug	38.8%
Possession	26.8
Trafficking	13.1
Other	19.9
Public order	58.0%
Weapons	9.1
Driving under the influence	9.3
Probation/parole violation	25.3
Other*	39.9

Note: Prisoners were tracked for 5 years following release. Detail may not sum to total because a person may be arrested more than once and each arrest may involve more than one charge. When information on the arrest charge was missing in the criminal history records, the court disposition data were used to describe the charge. See appendix table 10 for standard errors.

*Includes 0.8% of cases in which the prisoner's most serious offense was unspecified.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

TABLE 10

Recidivism of prisoners released in 30 states in 2005, by type of post-release arrest charge and most serious commitment offense

	Percent of released prisoners arrested within 5 years for—				
Most serious commitment offense	Any offense	Violent offense	Property offense	Drug offense	Public order offense*
All released prisoners	76.6%	28.6%	38.4%	38.8%	58.0%
Violent	71.3	33.1	29.7	28.2	55.3
Property	82.1	28.5	54.0	38.5	61.9
Drug	76.9	24.8	33.1	51.2	56.1
Public order*	73.6	29.2	32.7	30.0	59.6

Note: Prisoners were tracked for 5 years following release. Inmates could have been in prison for more than one offense; the most serious one is reported in this table. The numerator for each percent is the number of persons arrested for a charge during the 5-year follow-up period, and the denominator is the number released for each type of commitment offense. Detail may not sum to total because a person may be arrested more than once and each arrest may involve more than one charge. When information on the arrest charge was missing in the criminal history records, the court disposition data were used to describe the charge. See appendix table 11 for standard errors.

*Includes 0.8% of cases in which the prisoner's most serious offense was unspecified.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

Inmate recidivism increased with criminal history

In this study, an inmate's prior criminal history was measured by the number of arrests found on their criminal history records prior to their date of release. A year after release from prison, about a quarter (26.4%) of released inmates with 4 or fewer arrests in their prior criminal record had been arrested, compared to over half (56.1%) of released inmates who had 10 or more prior arrests (**figure 4 and table 11**).

While recidivism rates increased through the fifth year for both released inmates with 4 or fewer prior arrests and those with 10 or more prior arrests, both groups consistently differed about 30% by the end of the first year. This general pattern remained through the next 4 years. For example, 60.8% of released inmates with 4 or fewer arrests in their prior criminal history had been arrested by the end of the fifth year, compared to 86.5% of released inmates who had 10 or more prior arrests. This finding suggests that the effect of criminal history on recidivism is observable within a year after release and continues into the future.

The negative effect of criminal history on recidivism held across the inmate's most serious incarceration offense category. Inmates incarcerated for a violent offense who had 4 or fewer arrests in their prior criminal history were less likely to be arrested within 5 years (56.3%) than those with 10 or more prior arrests (85.6%) (**table 11**). This disparity was also observed among violent offenders arrested within a year of release from prison, as 23.8% of inmates incarcerated for a violent offense were arrested within a year of release, compared to 55.4% of those with 10 or more prior arrests.

FIGURE 4
Recidivism of prisoners released in 30 states in 2005, by prior arrest history and time from release to first arrest



Percent arrested
100
80
60
40
20
0
10 or more prior arrests
5–9 prior arrests
4 or fewer prior arrests
0
6
12
18
24
30
36
42
48
54
60
Time from release to first arrest (in months)

Note: Prisoners were tracked for 5 years following release. Prior arrest history includes the number of times the prisoner was arrested prior to his or her date of release.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

TABLE 11
Recidivism of prisoners released in 30 states in 2005, by prior arrest history, most serious commitment offense, and time from release to first arrest

Prior arrest history and most serious commitment offense	Cumulative percent of released prisoners arrested within—					
	6 months	1 year	2 years	3 years	4 years	5 years
All released prisoners	28.2%	43.4%	59.5%	67.8%	73.0%	76.6%
4 or fewer	15.5%	26.4%	40.7%	50.0%	56.3%	60.8%
Violent	14.2	23.8	36.5	45.3	51.7	56.3
Property	18.3	31.4	47.2	57.4	63.8	67.9
Drug	14.8	25.1	40.8	50.1	56.4	61.2
Public order*	15.9	28.2	41.4	50.8	56.2	60.2
5-9	24.3%	39.8%	57.1%	66.3%	72.0%	75.9%
Violent	23.9	38.0	55.8	64.8	70.4	74.2
Property	28.5	46.2	63.1	71.8	76.9	80.5
Drug	21.6	37.0	55.7	65.5	71.6	75.5
Public order*	22.6	36.5	50.5	59.9	65.9	70.5
10 or more	38.6%	56.1%	72.5%	79.5%	83.7%	86.5%
Violent	38.1	55.4	71.7	77.3	81.7	85.6
Property	42.3	59.9	76.2	82.5	86.2	88.3
Drug	37.0	55.0	71.1	78.8	83.3	86.2
Public order*	33.4	49.5	67.6	76.2	80.6	83.5

Note: Prisoners were tracked for 5 years following release. Inmates could have been in prison for more than one offense; the most serious one is reported in this table. Prior arrest history includes the number of times the prisoner was arrested prior to his or her date of release. See appendix table 12 for standard errors.

*Includes 0.8% of cases in which the prisoner's most serious offense was unspecified.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

Male inmates were arrested at higher rates than female inmates following release

Within 3 years of release from prison, 69.0% of male and 58.5% of female inmates had been arrested at least once (**figure 5** and **table 12**). Five years after release from prison, more than three-quarters (77.6%) of males and two-thirds (68.1%) of females had been arrested. At the end of the first year, the male recidivism rate (44.5%) was about 10 percentage points higher than the female rate (34.4%), a difference that remained relatively stable over the following 4 years.

FIGURE 5

Recidivism of prisoners released in 30 states in 2005, by sex of releasee and time from release to first arrest



Percent arrested
100
80
60
40
20
0
Male
Female
0
6
12
18
24
30
36
42
48
54
60
Time from release to first arrest (in months)

Note: Prisoners were tracked for 5 years following release. Data on prisoner's sex were known for 100% of cases.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

Among all released prisoners, the average number of arrests in the 5-year period was 2.9 for males and 2.5 for females, while the median number of arrests was 1.6 for males and 1.0 for females (**table 13**). Half (50.6%) of released females and about 41.3% of released males were arrested no more than once in the 5-year period, while 64.2% of females and 56.8% of males had 2 or fewer arrests over the same period.

The recidivism rates (as measured by arrests) for males were higher than those for females, regardless of the incarceration offense or the recidivism period. At the end of the 5-year follow-up period, the post-release arrest rate for both males and females was highest among those incarcerated for a property offense.

TABLE 13

Post-release arrests of prisoners released in 30 states in 2005, by sex of releasee

Post-release arrests	Male	Female
All released prisoners	100%	100%
None	22.4	31.9
1	18.9	18.7
2	15.5	13.6
3	11.7	9.5
4	8.7	6.9
5	6.4	5.8
6 or more	16.4	13.5
Estimated number of post-release arrests	1,065,000	108,000
Mean number	2.9	2.5
Median number	1.6	1.0
Number of released prisoners	361,469	43,170

Note: Prisoners were tracked for 5 years following release. Number of post-release arrests was rounded to the nearest 1,000. Data on prisoner's sex were known for 100% of cases. See appendix table 14 for standard errors.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

TABLE 12

Recidivism of prisoners released in 30 states in 2005, by sex of releasee, most serious commitment offense, and time from release to first arrest

Sex of releasee and most serious commitment offense	Cumulative percent of released prisoners arrested within—					
	6 months	1 year	2 years	3 years	4 years	5 years
All released prisoners	28.2%	43.4%	59.5%	67.8%	73.0%	76.6%
Male	28.9%	44.5%	60.7%	69.0%	74.1%	77.6%
Violent	25.2	38.9	54.4	62.3	67.9	72.0
Property	35.1	52.3	68.6	76.4	80.9	83.6
Drug	27.6	43.6	60.7	69.4	74.8	78.4
Public order*	26.1	40.8	56.3	65.4	70.5	74.2
Female	22.1%	34.4%	49.8%	58.5%	63.9%	68.1%
Violent	19.8	30.6	44.2	51.9	56.9	60.8
Property	23.8	37.6	54.3	62.6	68.0	72.1
Drug	21.9	33.3	48.1	57.6	62.9	67.3
Public order*	19.2	31.0	47.6	56.1	62.2	66.5

Note: Prisoners were tracked for 5 years following release. Inmates could have been in prison for more than one offense; the most serious one is reported in this table. Data on prisoner's sex were known for 100% of cases. See appendix table 13 for standard errors.

*Includes 0.8% of cases in which the prisoner's most serious offense was unspecified.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

Younger released inmates were arrested at higher rates than older inmates following release

Three years after release, 75.9% of inmates who were age 24 or younger at the time of their release had been arrested for a new offense, compared to 69.7% of those ages 25 to 39 and 60.3% of those age 40 or older (figure 6 and table 14). These patterns were still evident by the end of the fifth year. At the end of the 5-year recidivism period, 84.1% of inmates released at age 24 or younger had been arrested for a new offense, compared to 78.6% of those ages 25 to 39 and 69.2% of those age 40 or older.

FIGURE 6
Recidivism of prisoners released in 30 states in 2005, by age at release and time from release to first arrest


Percent arrested
100
80
60
40
20
0
24 or younger
25–39
40 or older
0
6
12
18
24
30
36
42
48
54
60
Time from release to first arrest (in months)

Note: Prisoners were tracked for 5 years following release. Data on prisoner's age were known for 100% of cases.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

TABLE 14
Recidivism of prisoners released in 30 states in 2005, by age at release, most serious commitment offense, and time from release to first arrest

Age at release and most serious commitment offense	Cumulative percent of released prisoners arrested within—					
	6 months	1 year	2 years	3 years	4 years	5 years
All released prisoners	28.2%	43.4%	59.5%	67.8%	73.0%	76.6%
24 or younger	34.0%	51.3%	68.1%	75.9%	80.7%	84.1%
Violent	30.6	45.6	62.7	71.1	76.2	80.4
Property	37.3	55.1	70.9	78.3	82.9	85.8
Drug	31.6	50.0	69.3	77.4	82.4	85.4
Public order*	38.2	56.2	69.8	76.2	80.8	84.7
25–29	29.0%	45.4%	62.1%	71.1%	76.6%	80.3%
Violent	25.1	39.6	56.5	66.4	72.7	76.7
Property	34.2	51.1	67.3	75.4	80.0	83.5
Drug	27.4	44.3	61.5	70.8	76.6	80.4
Public order*	30.0	48.1	64.3	72.1	77.0	80.7
30–34	28.0%	43.4%	60.0%	68.1%	73.4%	77.0%
Violent	25.1	38.6	54.9	62.4	68.2	72.0
Property	33.8	50.9	68.3	76.0	80.7	83.7
Drug	25.5	41.2	58.4	66.8	72.2	76.1
Public order*	27.5	42.3	56.4	66.0	71.2	75.2
35–39	29.2%	44.4%	61.2%	69.8%	74.7%	78.1%
Violent	26.7	42.1	59.6	66.1	70.6	74.0
Property	35.0	52.8	69.3	77.6	81.9	83.8
Drug	27.8	40.7	56.7	67.0	72.8	77.0
Public order*	24.1	38.0	56.0	64.9	70.3	74.8
40 or older	24.0%	37.3%	52.1%	60.3%	65.5%	69.2%
Violent	20.3	31.5	43.4	50.3	56.0	60.7
Property	29.8	44.9	61.2	69.0	73.8	76.9
Drug	24.6	38.7	54.2	62.5	67.6	71.2
Public order*	17.6	28.8	44.4	55.3	60.6	63.9

Note: Prisoners were tracked for 5 years following release. Inmates could have been in prison for more than one offense; the most serious one is reported in this table. Data on prisoner's age were known for 100% of cases. See appendix table 15 for standard errors.

*Includes 0.8% of cases in which the prisoner's most serious offense was unspecified.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

By the end of the fifth year after release, black inmates had the highest recidivism rate among all racial or ethnic groups

One year after release from prison, non-Hispanic black (45.8%) and Hispanic (46.3%) inmates had been arrested at similar rates. In comparison, non-Hispanic white inmates (39.7%) had lower recidivism rates within the first year of release than black and Hispanic inmates (figure 7 and table 15). Over the next 4 years, the recidivism rate for Hispanics did not increase as much as that for blacks. By the end of the fifth year after release from prison, white (73.1%) and Hispanic (75.3%) offenders had lower recidivism rates than black offenders (80.8%).

From at least 6 months after release from prison through the end of the 5-year follow-up period, black offenders had higher rates of recidivism than white offenders. This pattern generally held, regardless of the type of offense for which the inmate was imprisoned. Three years after release, 55.6% of white inmates who were imprisoned for a violent crime had been arrested for a new offense, compared to 66.4% of black inmates. By the end of the fifth year after release, these proportions for inmates who were imprisoned for a violent crime increased to 65.1% for white and 76.9% for black inmates.

FIGURE 7

Recidivism of prisoners released in 30 states in 2005, by race or Hispanic origin and time from release to first arrest


Percent arrested
100
80
60
40
20
0
Black/African American[a]
Hispanic/Latino
White[a]
Other[b]
0
6
12
18
24
30
36
42
48
54
60
Time from release to first arrest (in months)

Note: Prisoners were tracked for 5 years following release. Data on prisoner's race or Hispanic origin were known for nearly 100% of cases.

[a]Excludes persons of Hispanic or Latino origin.

[b]Includes persons identified as American Indian or Alaska Native; Asian, Native Hawaiian, or other Pacific Islander; and persons of other races.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

TABLE 15

Recidivism of prisoners released in 30 states in 2005, by race or Hispanic origin, most serious commitment offense, and time from release to first arrest

Race/Hispanic origin and most serious commitment offense	Cumulative percent of released prisoners arrested within—					
	6 months	1 year	2 years	3 years	4 years	5 years
All released prisoners	28.2%	43.4%	59.5%	67.8%	73.0%	76.6%
White[a]	25.6%	39.7%	55.5%	63.9%	69.3%	73.1%
Violent	21.9	33.6	48.2	55.6	61.1	65.1
Property	31.2	47.6	63.9	71.9	76.9	80.0
Drug	23.6	37.7	53.4	62.4	68.2	72.6
Public order[b]	21.5	33.9	50.1	60.2	65.6	69.5
Black/African American[a]	29.1%	45.8%	63.2%	71.7%	77.2%	80.8%
Violent	26.1	41.5	58.1	66.4	72.6	76.9
Property	33.9	51.3	68.5	76.5	81.8	84.5
Drug	28.5	45.5	63.7	72.6	77.9	81.5
Public order[b]	27.3	44.4	61.4	69.9	75.3	79.1
Hispanic/Latino	32.3%	46.3%	60.7%	68.1%	72.2%	75.3%
Violent	28.1	40.9	54.9	62.7	67.5	71.3
Property	39.8	55.7	71.1	77.6	80.2	83.0
Drug	29.0	42.2	57.0	65.0	69.8	72.5
Public order[b]	34.9	50.4	61.7	68.4	72.2	75.9
Other[a,c]	25.7%	42.7%	58.3%	67.3%	72.1%	75.0%
Violent	19.9	34.7	51.9	58.9	62.0	66.6
Property	36.5	55.4	69.3	78.3	81.6	83.7
Drug	19.4	39.5	57.0	67.3	76.5	78.1
Public order[b]	23.0	37.3	51.1	62.4	68.4	71.2

Note: Prisoners were tracked for 5 years following release. Inmates could have been in prison for more than one offense; the most serious one is reported in this table. Data on the prisoner's race or Hispanic origin were known for nearly 100% of cases. See appendix table 16 for standard errors.

[a]Excludes persons of Hispanic or Latino origin.

[b]Includes 0.8% of cases in which the prisoner's most serious offense was unspecified.

[c]Includes persons identified as American Indian or Alaska Native; Asian, Native Hawaiian, or other Pacific Islander; and persons of other races.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

Recidivism rates across the 5-year follow-up period for black and Hispanic inmates differed by commitment offense. For example, the recidivism rates at the end of the first year for inmates committed for a violent or drug offense were similar for both groups. By the fifth year after release, the recidivism rates for Hispanics were lower than those for blacks committed for violent or drug crimes.

Other measures of recidivism

An arrest is one of many possible measures of recidivism. In this study, four additional measures (i.e., adjudication, conviction, incarceration, and imprisonment) were prepared using criminal history records. These measures were based on prisoners released from the 29 states in the study that had the necessary data. A fifth measure—return to prison—was prepared using a combination of criminal history records and the records of state departments of corrections. This measure was based on prisoners released from 23 of the 30 states.

Because the various measures of recidivism set different criteria for labeling a person as a recidivist, the percentage of inmates classified as recidivists declined as the recidivism measurement progressed from arrest to adjudication to conviction to incarceration to imprisonment. Any use of these recidivism rates must take into account the quality and completeness of the data found in rap sheets. (See *Methodology* for more information.)

Adjudication—Classifies persons as a recidivist when an arrest resulted in the matter being sent deeper into the criminal justice system to be sanctioned by a court. An estimated 49.8% of inmates had an arrest within 3 years of release that resulted in the matter being referred to criminal court for adjudication, and 60.0% had an arrest within 5 years of release that resulted in an adjudication (**figure 8** and **table 16**).

Conviction—Classifies persons as a recidivist if the court has determined the individual committed a new crime. An estimated 45.2% of inmates had an arrest within 3 years of release that resulted in a conviction in criminal court, and 55.4% of inmates had an arrest within 5 years that resulted in a conviction.

FIGURE 8
Recidivism of prisoners released in 29 states in 2005, by time from release to first arrest that led to recidivating event


Percent of who recidivated
100
80
60
40
20
0
Adjudication[a]
Return to prison[b]
Conviction[a]
Incarceration[a]
Imprisonment[a]
0
6
12
18
24
30
36
42
48
54
60
Time from release to first arrest (in months)

Note: Prisoners were tracked for 5 years following release in 30 states. Some states were excluded from the specific measures of recidivism. See *Methodology*.

[a]Based on time from release to first arrest that led to recidivating event (i.e., adjudication, conviction, incarceration, or imprisonment) among inmates released in 29 states.

[b]Based on time from release to first arrest that led to a prison sentence or first prison admission for a technical violation without a new sentence among inmates released in 23 states.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

Continued on next page.

Other measures of recidivism (continued)

Incarceration—Classifies persons as a recidivist when an arrest resulted in a prison or jail sentence. An estimated 36.2% of inmates had an arrest within 3 years of release that resulted in a conviction with a disposition of a jail or prison sentence, compared to 44.9% within 5 years of release.

Imprisonment—Classifies persons as a recidivist when an arrest resulted in a prison sentence. Among inmates who had an arrest that resulted in a conviction with a disposition of a prison sentence, 22.0% were within 3 years of release, and 28.2% were within 5 years of release.

Return to prison—Classifies persons as a recidivist when an arrest resulted in a conviction with a disposition of a prison sentence or when the offender was returned to prison without a new conviction because of a technical violation of his or her release, such as failing a drug test or missing an appointment with a parole officer. Within 3 years of release, 49.7% of inmates either had an arrest that resulted in a conviction with a disposition of a prison sentence or were returned to prison without a new conviction because they violated a technical condition of their release, as did 55.1% of inmates within 5 years of release.

Returning to prison is probably the most common measure used in the field when studying the recidivism of released inmates. Among inmates in this study who returned to prison 1 year after release in 2005, property crime offenders (36.4%) had the highest percentage of recidivism. The 1-year return-to-prison percentages for violent (27.5%), drug (28.1%), and public order (27.7%) inmates were equal, and all were lower than that of property offenders. Five years after release from prison, the return-to-prison rate of inmates committed for a property offense (61.8%) remained higher than the return-to-prison rates of inmates committed for a violent (50.6%), drug (53.3%), or public order (52.6%) offense.

TABLE 16

Recidivism of prisoners released in 29 states in 2005, by most serious commitment offense and time from release to first arrest that led to recidivating event

Recidivism measurement and most serious commitment offense	Cumulative percent of released prisoners who recidivated within—					
	6 months	1 year	2 years	3 years	4 years	5 years
Adjudication[a]	15.2%	26.3%	40.7%	49.8%	55.9%	60.0%
Violent	11.7	20.6	33.7	41.7	48.0	52.6
Property	18.6	31.8	46.9	56.2	62.1	66.1
Drug	15.4	26.3	41.7	51.1	57.1	61.0
Public order[b]	14.0	24.7	38.6	48.4	54.6	58.5
Conviction[a]	13.0%	23.0%	36.3%	45.2%	51.3%	55.4%
Violent	9.8	17.6	29.5	37.2	43.4	48.0
Property	16.0	27.9	42.1	51.5	57.3	61.2
Drug	13.1	23.0	37.2	46.1	52.3	56.3
Public order[b]	12.0	22.2	34.8	44.7	50.5	54.2
Incarceration[a]	9.8%	17.5%	28.8%	36.2%	41.3%	44.9%
Violent	7.7	13.9	23.5	29.8	35.0	38.9
Property	12.1	21.5	33.5	41.6	46.9	50.6
Drug	9.4	17.0	29.0	36.1	41.2	44.6
Public order[b]	9.3	17.1	27.9	36.7	41.6	44.7
Imprisonment[a]	5.4%	10.0%	16.9%	22.0%	25.5%	28.2%
Violent	4.2	7.5	13.2	17.3	20.3	22.9
Property	7.2	13.0	20.7	26.5	30.3	33.4
Drug	4.8	9.4	16.4	21.5	25.1	27.6
Public order[b]	4.9	9.6	16.6	22.2	25.8	28.2
Return to prison[c]	17.6%	30.4%	43.3%	49.7%	52.9%	55.1%
Violent	16.2	27.5	39.5	45.4	48.4	50.6
Property	21.8	36.4	49.6	56.2	59.5	61.8
Drug	15.4	28.1	41.8	48.0	51.2	53.3
Public order[b]	16.1	27.7	39.4	46.7	50.1	52.6

Note: Prisoners were tracked for 5 years following release in 30 states. Some states were excluded from the specific measures of recidivism. See *Methodology.* Inmates could have been in prison for more than one offense; the most serious one is reported in this table. See appendix table 17 for standard errors.

[a]Based on time from release to first arrest that led to recidivating event (i.e., adjudication, conviction, incarceration, or imprisonment) among inmates released in 29 states.

[b]Includes 0.8% of cases in which the prisoner's most serious offense was unspecified.

[c]Based on time from release to first arrest that led to a prison sentence or first prison admission for a technical violation without a new sentence among inmates released in 23 states.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

Methodology

Background

In 2008, the Bureau of Justice Statistics (BJS) entered into a data sharing agreement with the FBI's Criminal Justice Information Services (CJIS) Division and the International Justice and Public Safety Network (Nlets) to provide BJS access to criminal history records (i.e., rap sheets) through the FBI's Interstate Identification Index (III). A data security agreement was executed between BJS, the FBI, and Nlets to define the operational and technical practices used to protect the confidentiality and integrity of the criminal history data during exchange, processing, and storage.

The FBI's III is an automated pointer system that allows authorized agencies to determine whether any state repository has criminal history records on an individual. Nlets is a computer-based network that is responsible for the interstate transmissions of federal and state criminal history records. It allows users to query III and send requests to states holding criminal history records on an individual. The FBI also maintains criminal history records that they are solely responsible for disseminating. The identification bureaus that operate the central repositories in each state respond automatically to requests over the Nlets network. Responses received via Nlets represent an individual's national criminal history record.

Under the Criminal History Records Information Sharing (CHRIS) Project (award 2008-BJ-CX-K040), Nlets developed an automated collection system for BJS to retrieve national criminal history records from the FBI and state repositories on large samples of study subjects. Nlets produced software to parse the fields from individual criminal history records into a relational database. The database consists of state- and federal-specific numeric codes and text descriptions (e.g., criminal statutes and case outcome information) in a uniform record layout. In September 2010, BJS and Nlets conducted a pilot test of the data collection system and rap sheet parsing programs to ensure the software could handle the wide variations in the nation's criminal history records.

The Conversion of Criminal History Records into Research Databases (CCHRRD) Project (grant 2009-BJ-CX-K058) funded NORC at the University of Chicago to develop software that standardizes the content of the relational database produced by Nlets into a uniform coding structure that supports national-level recidivism research. The 2005 prisoner recidivism study was the first project to use the systems developed under the CHRIS and CCHRRD projects. The electronic records accessed by BJS through III for this study are the same records used by police officers to determine the current criminal justice status (e.g., on probation, parole, or bail) of a suspect; by judges to make pretrial and sentencing decisions; and by corrections officials to determine inmate classifications, parole releases, and work furloughs.

Sampling

States were selected for the study based on their ability to provide prisoner records and the FBI or state identification numbers on persons released from correctional facilities in 2005. The fingerprint-based identification numbers were needed to obtain criminal history records on the released prisoners. The prisoner records—obtained from the state departments of corrections through BJS's National Corrections Reporting Program (NCRP)—also included each inmate's date of birth, sex, race, Hispanic origin, confinement offenses, sentence length, type of prison admission and release, and date of release. The 30 states that supplied BJS with the required data included Alaska, Arkansas, California, Colorado, Florida, Georgia, Hawaii, Iowa, Louisiana, Maryland, Michigan, Minnesota, Missouri, Nebraska, Nevada, New Jersey, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, South Dakota, Texas, Utah, Virginia, Washington, and West Virginia. Among each of these states, the percentage of prisoner records with a state or FBI identification number ranged from 93% to 100%, and averaged 99% (not shown).

Of the 544,728 inmates released in the study's 30 states in 2005, 412,731 met BJS's selection criteria for this study (**table 17**). The study excluded releases that were transfers to the custody of another authority, releases due to death, releases on bond, releases to seek or participate in an appeal of a case, and escapes from prison or absent without official leave (AWOL). Inmates whose sentence was less than 1 year were also excluded. The first release during 2005 was selected for persons released multiple times during the year.

BJS drew a systematic random sample of eligible cases from each of the 30 states. Sex was used to stratify the sampling frame within each state. The eligible cases were then separated into 16 categories based on the most serious prison commitment offense. The sampling design included all individuals who were in prison for homicide. Before selecting the sample, prison records of persons committed for a nonhomicide offense were grouped by sex, and then sorted by the county in which the sentence was imposed, race, Hispanic origin, age, and commitment offense. The sampling rate for female prisoners was doubled to improve the precision of their recidivism estimates. A total of 70,878 released prisoners were randomly selected to represent the 412,731 released in 2005 in the 30 states. Each prisoner in the sample was assigned a weight based on the probability of selection within the state.

Collecting and processing criminal records for recidivism research

BJS received approval from the FBI's Institutional Review Board to access criminal history records through III for this study. This study employed a 5-year follow-up period, two years longer than found in previous BJS recidivism studies. In June 2011, BJS sent the state and FBI identification numbers supplied by the departments of corrections to III via Nlets to collect the criminal history records on the 70,878 former prisoners. These criminal history records contain information from the state that released them, as well as all other states in the U.S., and records covering events prior to and following their release in 2005. Over a

TABLE 17
Number of prisoners released in 30 states in 2005

State	Number of released prisoners[a]	Number of sample cases	Released prisoners included in the study[b]		Criminal history record collected	
			Weighted total	Sample size	Number	Percent
All released prisoners	412,731	70,878	404,638	69,279	68,597	99.0%
Alaska	1,827	1,158	1,764	1,118	1,099	98.3
Arkansas	10,844	2,785	10,513	2,697	2,640	97.9
California	107,633	4,604	106,116	4,542	4,541	100
Colorado	8,277	2,351	8,042	2,281	2,275	99.7
Florida	31,537	3,350	30,975	3,285	3,272	99.6
Georgia	12,321	2,763	12,054	2,697	2,602	96.5
Hawaii	1,041	793	1,022	779	772	99.1
Iowa	4,607	1,897	4,465	1,839	1,836	99.8
Louisiana	12,876	2,806	12,552	2,737	2,723	99.5
Maryland	10,200	2,597	9,859	2,513	2,494	99.2
Michigan	12,177	2,603	11,775	2,519	2,504	99.4
Minnesota	4,619	1,897	4,581	1,882	1,879	99.8
Missouri	15,997	2,919	15,513	2,828	2,823	99.8
Nebraska	1,386	966	1,366	952	952	100
Nevada	5,022	1,973	4,965	1,949	1,808	92.8
New Jersey	13,097	2,697	12,992	2,674	2,630	98.4
New York	23,963	3,532	23,448	3,459	3,459	100
North Carolina	11,743	2,748	11,335	2,653	2,643	99.6
North Dakota	884	686	868	674	666	98.8
Ohio	15,832	3,070	15,688	3,038	2,966	97.6
Oklahoma	7,768	2,345	7,459	2,250	2,184	97.1
Oregon	4,731	1,955	4,625	1,912	1,910	99.9
Pennsylvania	12,452	2,840	12,020	2,741	2,714	99.0
South Carolina	10,046	2,537	9,982	2,519	2,512	99.7
South Dakota	2,159	1,285	2,151	1,280	1,275	99.6
Texas	43,532	3,779	43,118	3,742	3,742	100
Utah	3,000	1,569	2,974	1,556	1,548	99.5
Virginia	12,776	2,719	12,319	2,619	2,609	99.6
Washington	8,439	2,443	8,234	2,382	2,380	99.9
West Virginia	1,945	1,211	1,864	1,162	1,139	98.0

[a]Excludes releases of prisoners whose sentence was less than 1 year, releases to custody/detainer/warrant, releases due to death, escapes or being absent without leave, transfers, administrative releases, and releases on appeal. The first release was selected for persons released multiple times during 2005.

[b]Excludes 1,595 sampled prisoners who died during the 5-year follow-up period and four cases determined to be invalid release records.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

3-week period, Nlets electronically collated the responses received from the FBI and state criminal history repositories into a relational database.

The criminal history information on the sampled prisoners from 30 states included over 800,000 pre- and post-release arrests and dispositions from more than 25,000 criminal justice agencies in all 50 states and the District of Columbia. BJS conducted a series of data quality checks on the criminal history records to assess the accuracy and completeness of the information, beginning with an examination of the response messages and the identification numbers that failed to match a record in III. In August 2011, BJS had Nlets submit a separate set of record requests directly to the state repositories for cases in which the original request in June did not produce criminal history information. These secondary requests provided additional criminal history records that were not available through III.

To ensure that the correct records were received on the released prisoners using their fingerprint-based identification numbers, BJS compared other individual identifiers in the NCRP data to those reported in the criminal history records. A released prisoner's date of birth in the NCRP data exactly matched his or her birthdate in the criminal history records 98% of the time. Nearly 100% of the NCRP and criminal history records matched on sex and race at the person level.

This report relied on a combination of arrest charge, court disposition, incarceration sentence, and custody information to measure recidivism. Juvenile offenses were rarely included in the criminal history records unless the offender was charged or tried in court as an adult. BJS reviewed the composition of information reported in the criminal history records for distributional differences and inconsistencies in reporting practices and observed some variations across states. During the data processing and analysis phases, steps were taken to standardize the information used to measure recidivism and to minimize the impact these variations had on the overall recidivism estimates.

For example, administrative (e.g., a criminal registration or the issuance of a warrant) and procedural (e.g., transferring a suspect to another jurisdiction) records embedded in the arrest data that did not refer to an actual arrest were identified and removed from the study. Traffic violations (with the exception of vehicular manslaughter, driving while intoxicated, and hit-and-run) were also excluded from the study because the coverage of these events in the criminal history records varied widely by state.

The criminal history records from some states recorded sentence modifications that occurred after the original court disposition and sentence while records from other states did not. To ensure consistent counting rules were employed when measuring recidivism across states, the initial court disposition was captured for an arrest charge when subsequent sentence modifications were also reported within the same arrest cycle. For instance, if a court adjudication was originally deferred and then later modified to a conviction, the deferred adjudication was coded as the disposition for that arrest charge.

To assess the completeness of the adjudication and incarceration information reported in the criminal history records, BJS attempted to identify an incarceration sentence (within the state where the release occurred) in each prisoner's criminal history prior to the date of his or her most recent prison admission before being released in 2005 according to the NCRP. Overall, 93% of the cases had a criminal history record that met these criteria.

Most criminal history records reported detailed information on the offender's adjudicated guilt or innocence and, if convicted, on the sentence imposed (e.g., prison, jail, or probation). BJS examined the disposition rates and found the proportion of arrests with a court disposition varied across states. This could be due to natural variations in state practices. However, the variations may be caused by either a lack of reporting court dispositions to the state repository or the inability of the repository to connect a reported court disposition to a specific arrest. BJS also found in some states that disposition information for certain arrests, such as arrests for failure to appear or contempt of court, was sometimes reported back on the earlier arrest for the underlying crime.

One aspect of recidivism measured in this study was a return to prison for a technical parole or other community supervision violation (e.g., failing a drug test or missing an appointment with a probation officer) or a sentence for a new crime. BJS found that the availability of the information on technical violations varied in the criminal history records by state likely because those types of returns to prison may not involve a new court sentence. Given the inconsistent reporting of such custody information in the criminal history records, the annual prison admission records from the NCRP were used to supplement the criminal history data to capture returns to prison with or without a sentence for a new crime. Analyzing the NCRP data, BJS used a set of individual identifiers (e.g., state identification number, inmate identification number, date of birth, sex, and race) to locate information on new prison admissions for a study subject during the 5 years following release in 2005. Using this information in combination with incarcerations recorded on the rap sheets, BJS identified released prisoners who returned to prison within the 5-year recidivism window.

Adjustment of sample weights

Deaths

BJS determined that 1,595 of the 70,878 sampled prisoners died during the 5-year follow-up period. Initial identification of sampled prisoners who died within the 5-year follow-up period was done using death information contained on the rap sheets. Additional deaths were identified by probabilistically linking sampled prisoners to individuals identified as dead in the Social Security Administration's (SSA) public Death Master File (DMF).

Specifically, linkplus, a probabilistic record linkage program developed by CDC, was used to create and score potential matches between the released prisoners' records and the public DMF, using common information found on each file (i.e., social security number (SSN), first name, last name, and date of birth (DOB))[1]. For persons with multiple SSNs, names and DOBs, all possible combinations (over 3.5 million unique permutations) were tested for matches. Based on the framework and decision rules as proposed by Fellegi and Sunter (1969), the software computed a probabilistic record linkage score for each matched record, with the score representing the sum of the agreement and disagreement weights for each matching variable; the higher the score, the greater the likelihood that the match made is a true match.[2] In order to differentiate true matches from false matches, the scores of the linked records were manually evaluated to ascertain the appropriate upper and lower bound cutoff scores. During this review, it was determined that records with a score of 20.0 or higher were exact matches of name, SSN, and DOB, and scores of less than 10.9 indicated none of the personally identifiable information matched. Accordingly, these cutoffs were used as the upper and lower cutoff scores to automatically designate true matches and nonmatches. All remaining pairs that fell between the upper and lower cutoff scores were manually reviewed by two independent reviewers and independently categorized and all discrepancies where the reviewers did not agree (less than 1%) were jointly classified.

Of importance, the number of released prisoners who were identified as dead in the DMF likely represents an undercount of the actual number of deaths within the sample. This is due, in part, to the limitations of the public DMF. Specifically, due to state disclosure laws, the public DMF does not include information on certain protected state death records (defined as records received via SSA's contracts with the states). This change, which occurred in November 2011, resulted in SSA removing over 4.2 million state-reported death records from the public DMF and adding over 1 million fewer records annually to the current public DMF thereafter. As a result, the public DMF contains an undercount of annual deaths.

It is unknown precisely how extensively the public DMF undercounts the annual number of deaths. Preliminary analyses comparing the number of deaths in the public DMF to those reported via the Centers for Disease Control and Prevention's (CDC) mortality counts suggest that in 2005 the public DMF undercounted the overall number of deaths in the United States by around 10%. The undercount has increased each year since 2005. As of 2010 the public DMF contained around half (45%) of the deaths reported by the CDC (not shown). Furthermore, the coverage of the public DMF differs by decedent age, with younger decedents being less likely to appear in the public file. Because of this, it is likely that the death count of prisoners released in 2005 is an undercount of the actual number of deaths within the sample.

The 1,595 prisoners who died during the follow-up period were excluded from the study, along with four additional cases that were later determined to be invalid release records. When weighted, these 1,599 cases represented 8,092 prison releases. Therefore, the study's sample of 69,279 eligible prisoners is statistically representative of the 404,638 prisoners released in 2005 who were identified as living for at least 5 years after their dates of release.

Missing criminal history records

Among the 69,279 eligible prisoners sampled from 30 states, BJS did not obtain criminal history records on 406 subjects because the departments of corrections were unable to provide their FBI or state identification number. An additional 276 prisoners had an identification number, but no criminal history record linked to this number was found in the FBI or state record repositories. To account for the missing data, the original sample weights for the cases with complete criminal history information required adjustment. The sample weights for the 682 cases without a criminal history record were equally distributed among the weights of the 68,597 cases with the same commitment offense, demographic characteristics (i.e., sex, race, Hispanic origin, and age category), and state where released. The adjusted weights for the final sample of 68,597 persons were used to produce recidivism estimates on the 404,638 persons released from prison in the 30 states in 2005.

Conducting tests of statistical significance

Because this study was based on a sample and not a complete enumeration, the estimates in this report are subject to sampling error (i.e., a discrepancy between an estimate and a population parameter based on chance). One measure of the sampling error associated with an estimate is the standard error. The standard error can vary from one estimate to the next. In general, for a given metric, an estimate with a smaller standard error provides a more reliable

[1]Link Plus Version 2.10 probabilistic record linkage software. Atlanta, GA: Centers for Disease Control and Prevention, 2006.

[2]Fellegi, I. P., & Sunter, A. B. (1969). A theory for record linkage. *Journal of the American Statistical Association*, 64, 1183–12.

approximation of the true value than an estimate with a larger standard error. Estimates with relatively large standard errors are associated with less precision and reliability and should be interpreted with caution. BJS conducted tests to determine whether differences in estimated numbers and percentages were statistically significant once sampling error was taken into account.

All differences discussed in this report are statistically significant at or above the 95% confidence interval. Standard errors were generated using SUDAAN, a statistical software package that estimates sampling error from complex sample surveys. Standard errors for each table are available at the end of the report.

Computing population-adjusted estimates of recidivism for the 1994 and 2005 studies

To examine how the recidivism rates from this study compared with those found in the previous one that measured the recidivism of prisoners released in 1994, BJS limited the comparison to the post-release arrest rates among inmates released from state prisons in the 12 states that were in both studies (California, Florida, Maryland, Michigan, Minnesota, New Jersey, New York, North Carolina, Ohio, Oregon, Texas, and Virginia). To control for the compositional differences in the types of prisoners released in these states during 1994 and 2005, RTI International (RTI) assisted BJS with standardizing the distribution of the 2005 prison release cohort to the distribution of the 1994 prison release cohort based on the following categorical variables.

- Sex (male or female)
- Age at release (24 or younger, 25 to 29, 30 to 34, 35 to 39, or 40 or older)
- Race/Hispanic origin (non-Hispanic white, non-Hispanic black, Hispanic, or other race)
- Most serious prison commitment offense (violent, property, drug, or public order).

RTI used SUDAAN software to generate the standardized estimates and determine whether any differences between the estimates for 1994 and 2005 cohorts were statistically significant. The following procedures were used to complete the analysis.

1. Missing data on the demographic characteristics and commitment offenses of the inmates were imputed using a stochastic imputation approach, which determined the cumulative distribution function (CDF) for the characteristic being imputed based on inmates with a known value for the characteristic. Inmates with a missing value were randomly assigned a value based on the CDF. For age at release, the CDF was conditioned on the sex of the inmate. For all other characteristics, the CDF was conditioned on the sex and age at release of the inmate. Data on the sex of inmates released in 1994 were known for 100% of cases, race and Hispanic origin for 99.9%, age at release for nearly 100%, and commitment offense for 99.9%. Data on sex of inmates released in 2005 were known for 100% of cases, race and Hispanic origin for 99.8%, age at release for 100%, and commitment offense for 99.8%.
2. A joint probability distribution was produced of inmates in the 1994 cohort based on sex, age at release, race/Hispanic origin, and most serious commitment offense. This distribution documented the proportion of the 1994 cohort that fell into each of 160 specific inmate subpopulations defined by crossing five categories of age, two categories of sex, four categories of race/Hispanic origin, and four categories of commitment offenses.
3. In order to allow for simultaneous estimation and comparisons, a stacked file was created containing the records on both the 1994 cohort and the 2005 cohort. A new variable (called GROUP) was created to distinguish in which cohort the inmate resided (1=1994 and 2=2005).
4. The PROC DESCRIPT procedure in SUDAAN was used to generate the standardized point estimates. This approach standardized the estimates for the 2005 cohort to the probability distribution of the 1994 cohort obtained in step 2.
    a. The standard errors for the standardized estimates were calculated in SUDAAN with a "without replacement" sample design (DESIGN = WOR).
    b. The sampling weights for the 1994 and 2005 studies were assigned in the WEIGHT statement.
    c. A single variable that accounted for the unique sample designs of the 1994 and 2005 studies was specified in the NEST statement.
    d. In the STDVAR statement, the four imputed inmate characteristic variables were listed in the order the probability distribution was created—sex, age, race/Hispanic origin, and commitment offense. These variables were also listed in the CLASS statement.
    e. The joint probability distribution of the 1994 cohort was listed in the STDWGT statement.
    f. In the TABLE statement, the GROUP variable was crossed with each of the nonimputed inmate characteristics. In other words, an index combining the cohort identifier and each of the inmate characteristics was specified. This generated a separate marginal recidivism estimate for each set of inmate characteristics by cohort year.

g. The recidivism outcome variables of interest (i.e., arrested for any type of crime and arrested for a violent crime) were listed in the VAR statement.

h. The mean (MEAN) and standard error of the mean (SEMEAN) were calculated, imported into a table, and then converted into percentages by multiplying the proportions by 100.

5. The PROC DESCRIPT procedure was used to test the statistical differences for each inmate characteristic between the 1994 cohort and the standardized 2005 cohort. Using the PROC DESCRIPT procedure to conduct the test of differences allowed any correlation between the two cohort groups to be accounted for in the standard error of the test statistic.

   a. The same DESIGN, WEIGHT, NEST, STDVAR, and STDWGT statements specified in step 4 were used to conduct the statistical significance tests.

   b. The inmate characteristics were listed in the TABLE statement.

   c. The same VAR statement was used from step 4.

   d. The two levels in the GROUP variable were compared using the DIFFVAR statement.

   e. In the CATLEVEL statement, the numeric code "1" was indicated to get the percentages of inmates who had a post-release arrest within 3 years.

   f. The difference in the percentages (PERCENT), the standard error of the percentages (SEPERCENT), the test for the statistical difference (T_PCT), and the p-value for the test statistic (P_PCT) were imported into a table.

6. The p-value was used to determine which comparisons were significant at the 95% confidence interval, and those comparisons were assigned a symbol of "**."

Recidivism measures

This study measured six types of events to describe the recidivism of persons released from prison in 2005:

- **Arrest:** An arrest within 5 years of exiting prison in 2005. Information presented on the number of arrests is based on unique arrest dates, not individual charges.
- **Adjudication:** An arrest within 5 years of exiting prison in 2005 that resulted in a subsequent court adjudication or disposition (e.g., convictions, dismissals, acquittals, or deferred adjudications). Information on the number of adjudications is based on each unique arrest date that led to an adjudication, not the date of adjudication.
- **Conviction:** An arrest within 5 years of exiting prison in 2005 that resulted in a subsequent court conviction. Information on the number of convictions is based on each unique arrest date that led to a conviction, not the date of conviction.
- **Incarceration:** An arrest within 5 years of exiting prison in 2005 that resulted in a prison or jail sentence. Information on the number of incarcerations is based on each unique arrest date that led to a prison or jail sentence, not the date that the sentence was imposed.
- **Imprisonment:** An arrest within 5 years of exiting prison in 2005 that resulted in a prison sentence. When the type of facility (e.g., prison or jail) where an incarceration sentence was to be served was not reported in the criminal history records, a sentence of a year or more was defined as imprisonment. Information on the number of prison sentences is based on each unique arrest date that led to a prison sentence, not the date that the sentence was imposed.

The arrests that occurred within the 5-year follow-up period were tracked for an additional 6 months to determine whether the case outcomes led to an adjudication, conviction, incarceration, or imprisonment. These four measures were based on prisoners released in 29 of the study's 30 states. Louisiana prisoners were excluded because the disposition and sentencing information from that state was generally not linked to the associated arrest.

- **Return to prison:** An arrest or a technical violation of a condition of release within 5 years of exiting prison in 2005 that resulted in a return to prison. This recidivism measure incorporates the criminal history records from the FBI and state repositories and the prisoner records obtained from the state departments of corrections through the NCRP. The criminal history records provided information on arrests that resulted in incarceration during the 5-year follow-up period. BJS used the NCRP files from 2005 through 2010 to supplement the criminal history records with information on the released prisoners who returned to prison for a technical violation that did not involve a sentence for a new crime.

Prisoners released from Maryland, Nebraska, Nevada, Ohio, Pennsylvania, and Virginia were excluded from the return-to-prison analysis because the individual identifiers or complete prison admission data needed to locate returns to prison during the entire 2005 through 2010 observation window were not available. Louisiana prisoners were also excluded from the return-to-prison analysis because the sentencing information in the criminal history records from this state was generally not linked to the associated arrest.

Offense definitions

Violent offenses include homicide, rape or sexual assault, robbery, assault, and other miscellaneous or unspecified violent offenses.

Homicide includes murder, nonnegligent manslaughter, negligent manslaughter, and unspecified homicide offenses.

Murder is (1) intentionally causing the death of another person without extreme provocation or legal justification, or (2) causing the death of another while committing or attempting to commit another crime.

Nonnegligent (or voluntary) manslaughter is intentionally and without legal justification causing the death of another when acting under extreme provocation.

Negligent (or involuntary) manslaughter is causing the death of another person through recklessness or gross negligence, without intending to cause death. Negligent manslaughter also includes vehicular manslaughter, but excludes vehicular murder (intentionally killing someone with a motor vehicle), which is classified as murder.

Rape or sexual assault includes (1) forcible intercourse (vaginal, anal, or oral) with a female or male, (2) forcible sodomy or penetration with a foreign object (sometimes called "deviate sexual assault"), (3) forcible or violent sexual acts not involving intercourse with an adult or minor, (4) nonforcible sexual acts with a minor (such as statutory rape or incest with a minor), and (5) nonforcible sexual acts with someone unable to give legal or factual consent because of mental or physical defect or intoxication.

Robbery is the unlawful taking of property that is in the immediate possession of another, by force or the threat of force. Includes forcible purse snatching, but excludes nonforcible purse snatching.

Assault includes aggravated, simple and unspecified assault. Aggravated assault includes (1) intentionally and without legal justification causing serious bodily injury, with or without a deadly weapon, or (2) using a deadly or dangerous weapon to threaten, attempt, or cause bodily injury, regardless of the degree of injury, if any. The category also includes attempted murder, aggravated battery, felonious assault, and assault with a deadly weapon. Simple assault includes intentionally and without legal justification causing less than serious bodily injury without a deadly or dangerous weapon, or attempting or threatening bodily injury without a dangerous or deadly weapon.

Other violent offenses contain a range of crimes, including intimidation, illegal abortion, extortion, cruelty towards a child or wife, kidnapping, hit-and-run with bodily injury, and miscellaneous or unspecified crimes against the person.

Property offenses include burglary, fraud/forgery, larceny, motor vehicle theft, and other miscellaneous or unspecified property offenses.

Burglary is the unlawful entry of a fixed structure used for regular residence, industry, or business, with or without the use of force, to commit a felony or theft.

Larceny is the unlawful taking of property other than a motor vehicle from the possession of another, by stealth, without force or deceit. Includes pocket picking, nonforcible purse snatching, shoplifting, and thefts from motor vehicles. Excludes receiving or reselling stolen property or both, and thefts through fraud or deceit.

Motor vehicle theft is the unlawful taking of a self-propelled road vehicle owned by another. Includes the theft of automobiles, trucks, and motorcycles, but not the theft of boats, aircraft, or farm equipment (classified as larceny). Also includes receiving, possessing, stripping, transporting, and reselling stolen vehicles, and unauthorized use of a vehicle (joyriding).

Fraud/forgery includes using deceit or intentional misrepresentation to unlawfully deprive persons of his or her property or legal rights. It also includes offenses such as embezzlement, check fraud, confidence game, counterfeiting, and credit card fraud.

Other property offenses include arson, stolen property offenses, possession of burglary tools, damage to property, trespassing, and miscellaneous or unspecified property crimes.

Drug offenses include possession, trafficking, and other miscellaneous or unspecified drug offenses.

Drug possession includes possession of an illegal drug, but excludes possession with intent to sell. It also includes offenses involving drug paraphernalia and forged or unauthorized prescriptions.

Drug trafficking includes manufacturing, distributing, selling, smuggling, and possession with intent to sell.

Other drug offenses include offenses involving drug paraphernalia, forged or unauthorized prescriptions, and other miscellaneous or unspecified drug offenses.

Public order offenses include weapons offenses, driving under the influence, and other miscellaneous or unspecified offenses.

Weapons offenses include the unlawful sale, distribution, manufacture, alteration, transportation, possession, or use of a deadly or dangerous weapon or accessory.

Driving under the influence (DUI) is driving under the influence of drugs or alcohol and driving while intoxicated.

Other public order offenses are those that violate the peace or order of the community or threaten the public health or safety through unacceptable conduct, interference with governmental authority, or the violation of civil rights or liberties. The category also includes probation or parole violation, escape, obstruction of justice, court offenses, nonviolent sex offenses, commercialized vice, family offenses, liquor law violations, bribery, invasion of privacy, disorderly conduct, contributing to the delinquency of a minor, and other miscellaneous or unspecified offenses.

APPENDIX TABLE 1
Standard errors for table 1: Characteristics of prisoners released in 12 states in 1994 and 2005

Characteristic	1994	2005
Sex		
Male	0.28%	--
Female	0.28	--
Race/Hispanic origin		
White	0.41%	0.38%
Black /African American	0.45	0.37
Hispanic/Latino	0.40	0.37
Other	0.08	0.13
Age at release		
24 or younger	0.37%	0.30%
25–29	0.40	0.32
30–34	0.40	0.30
35–39	0.35	0.30
40 or older	0.35	0.38
Most serious commitment offense		
Violent	0.11%	0.36%
Property	0.12	0.37
Drug	0.21	0.38
Public order	0.19	0.25

– Less than 0.005%.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 1994 and 2005 data collections.

APPENDIX TABLE 2
Standard errors for table 2: Population-adjusted percent of prisoners arrested for a new crime within 3 years following release in 12 states in 1994 and 2005, by demographic characteristics and most serious commitment offense

Characteristic	1994	2005
All released prisoners	0.41%	0.35%
Sex		
Male	0.43%	0.38%
Female	1.54	0.78
Race/Hispanic origin		
White	0.72%	0.60%
Black/African American	0.56	0.49
Hispanic/Latino	1.05	0.92
Other	4.66	2.70
Age at release		
24 or younger	0.81%	0.73%
25–29	0.87	0.75
30–34	0.89	0.89
35–39	1.01	0.86
40 or older	1.08	0.66
Most serious commitment offense		
Violent	0.69%	0.68%
Property	0.70	0.65
Drug	0.78	0.63
Public order	1.40	1.00

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 1994 and 2005 data collections.

APPENDIX TABLE 3
Standard errors for table 3: First arrest charge of prisoners arrested for a new crime within 3 years following release in 11 states in 1994 and 2005

Most serious arrest charge	1994	2005
Violent	0.47%	0.35%
Property	0.55	0.43
Drug	0.57	0.45
Public order	0.47	0.51
Estimated number of prisoners with a post-release arrest	1,053.17	978.74

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 1994 and 2005 data collections.

APPENDIX TABLE 4
Standard errors for table 4: Population-adjusted percent of prisoners arrested for a violent crime within 3 years following release in 11 states in 1994 and 2005, by demographic characteristics and most serious commitment offense

Characteristic	1994	2005
All released prisoners	0.39%	0.38%
Sex		
Male	0.41%	0.40%
Female	0.96	0.93
Race/Hispanic origin		
White	0.58%	0.58%
Black/African American	0.63	0.58
Hispanic/Latino	0.87	0.86
Other	3.07	5.17
Age at release		
24 or younger	0.93%	0.91%
25–29	0.85	0.86
30–34	0.84	0.85
35–39	0.85	0.85
40 or older	0.81	0.64
Most serious commitment offense		
Violent	0.73%	0.72%
Property	0.67	0.72
Drug	0.71	0.67
Public order	1.20	0.94

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 1994 and 2005 data collections.

APPENDIX TABLE 5

Standard errors for table 5: Characteristics of prisoners released in 30 states in 2005

Characteristic	Percent
Sex	
Male	--
Female	--
Race/Hispanic origin	
White	0.28%
Black/African American	0.27
Hispanic/Latino	0.26
Other	0.09
Age at release	
24 or younger	0.22%
25–29	0.24
30–34	0.22
35–39	0.22
40 or older	0.28
Most serious commitment offense	
Violent	0.26%
Property	0.28
Drug	0.28
Public order	0.18
Number of prior arrests per released prisoner	
2 or fewer	0.15%
3–4	0.18
5–9	0.27
10 or more	0.29
Mean number	0.06
Median number	0.05
Number of prior convictions per released prisoner	
Mean number	0.03
Median number	0.03

-- Less than 0.005%.

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

APPENDIX TABLE 6

Standard errors for table 6: Out-of-state arrests of prisoners released in 30 states in 2005 arrests

Out-of-state arrests	Percent
Prior to release	
1 or more	0.24%
1–4	0.21
5–9	0.11
10 or more	0.09
Post-release	
1 or more	0.16%
1–4	0.15
5–9	0.05
10 or more	0.02

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

APPENDIX TABLE 7

Standard errors for figure 2: Percent of prisoners arrested during the year who had not been arrested since release in 30 states in 2005

Year after release	Annual failure rate
Year 1	0.29%
Year 2	0.33
Year 3	0.34
Year 4	0.34
Year 5	0.34

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

APPENDIX TABLE 8

Standard errors for table 7: Post-release arrests of prisoners released in 30 states in 2005

Post-release arrests	Percent
None	0.23%
1	0.22
2	0.21
3	0.19
4	0.17
5	0.16
6 or more	0.24
Estimated number of post-release arrests	8,328.32
Mean number per released prisoners	0.02
Median number per released prisoners	0.02

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

APPENDIX TABLE 9

Standard errors for table 8: Recidivism of prisoners released in 30 states in 2005, by most serious commitment offense and time from release to first arrest

Most serious commitment offense	Cumulative percent of released prisoners arrested within— 6 months	1 year	2 years	3 years	4 years	5 years
All released prisoners	0.28%	0.29%	0.27%	0.25%	0.24%	0.23%
Violent	0.56%	0.60%	0.58%	0.55%	0.52%	0.50%
Homicide	0.04	0.05	0.06	0.06	0.06	0.06
Murder	0.05	0.06	0.08	0.08	0.08	0.08
Nonnegligent manslaughter	0.12	0.16	0.18	0.19	0.19	0.19
Negligent manslaughter	0.06	0.08	0.09	0.10	0.10	0.10
Rape/sexual assault	1.19	1.33	1.37	1.35	1.33	1.30
Robbery	1.02	1.07	1.02	0.96	0.92	0.85
Assault	1.04	1.09	1.03	0.96	0.90	0.84
Other	2.25	2.27	2.12	2.01	1.94	1.85
Property	0.56%	0.55%	0.49%	0.45%	0.41%	0.39%
Burglary	0.87	0.88	0.80	0.73	0.68	0.64
Larceny/motor vehicle theft	1.06	1.01	0.89	0.81	0.75	0.71
Fraud/forgery	1.13	1.15	1.07	0.98	0.93	0.87
Other	1.63	1.62	1.44	1.26	1.13	1.06
Drug	0.51%	0.53%	0.50%	0.46%	0.43%	0.41%
Possession	1.00	1.04	0.97	0.90	0.82	0.78
Trafficking	0.78	0.82	0.77	0.72	0.68	0.65
Other	0.93	0.97	0.88	0.80	0.74	0.68
Public order	0.74%	0.77%	0.74%	0.70%	0.67%	0.64%
Weapons	1.92	1.87	1.66	1.51	1.43	1.36
Driving under the influence	1.07	1.24	1.38	1.41	1.39	1.36
Other	0.92	0.98	0.93	0.87	0.82	0.76

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

APPENDIX TABLE 10

Standard errors for table 9: Recidivism of prisoners released in 30 states in 2005, by type of post-release arrest charge

Post-release arrest charge	Percent of released prisoners arrested within 5 years of release
Any offense	0.23%
Violent	0.27%
Homicide	0.06
Rape/sexual assault	0.08
Robbery	0.15
Assault	0.25
Other	0.12
Property	0.29%
Burglary	0.19
Larceny/motor vehicle theft	0.24
Fraud/forgery	0.20
Other	0.24
Drug	0.29%
Possession	0.27
Trafficking	0.21
Other	0.25
Public order	0.27%
Weapons	0.19
Driving under the influence	0.18
Probation/parole violation	0.26
Other	0.29

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

APPENDIX TABLE 11

Standard errors for table 10: Recidivism of prisoners released in 30 states in 2005, by type of post-release arrest charge and most serious commitment offense

	Percent of released prisoners arrested within 5 years for —				
Most serious commitment offense	Any offense	Violent offense	Property offense	Drug offense	Public order offense
All released prisoners	0.23%	0.27%	0.29%	0.29%	0.27%
Violent	0.50	0.57	0.55	0.56	0.57
Property	0.39	0.50	0.56	0.56	0.51
Drug	0.41	0.47	0.51	0.53	0.50
Public order	0.64	0.71	0.73	0.73	0.72

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

APPENDIX TABLE 12

Standard errors for table 11: Recidivism of prisoners released in 30 states in 2005, by prior arrest history, most serious commitment offense, and time from release to first arrest

Prior arrest history and most	Cumulative percent of released prisoners arrested within—					
serious commitment offense	6 months	1 year	2 years	3 years	4 years	5 years
All released prisoners	0.28%	0.29%	0.27%	0.25%	0.24%	0.23%
4 or fewer	0.38%	0.45%	0.48%	0.48%	0.47%	0.46%
Violent	0.60	0.72	0.78	0.80	0.80	0.79
Property	0.83	0.98	1.05	1.03	1.00	0.98
Drug	0.72	0.82	0.90	0.90	0.88	0.86
Public order	1.17	1.30	1.33	1.30	1.27	1.24
5–9	0.48%	0.52%	0.50%	0.47%	0.44%	0.42%
Violent	1.02	1.09	1.07	1.01	0.96	0.93
Property	0.95	0.98	0.91	0.83	0.77	0.72
Drug	0.76	0.86	0.84	0.79	0.73	0.70
Public order	1.24	1.32	1.31	1.27	1.22	1.16
10 or more	0.50%	0.48%	0.42%	0.38%	0.35%	0.32%
Violent	1.21	1.17	1.00	0.93	0.87	0.75
Property	0.85	0.80	0.66	0.59	0.53	0.50
Drug	0.90	0.87	0.77	0.69	0.63	0.58
Public order	1.27	1.28	1.14	1.02	0.96	0.92

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

APPENDIX TABLE 13

Standard errors for table 12: Recidivism of prisoners released in 30 states in 2005, by sex of releasee, most serious commitment offense, and time from release to first arrest

Sex of releasee and most serious commitment offense	Cumulative percent of released prisoners arrested within—					
	6 months	1 year	2 years	3 years	4 years	5 years
All released prisoners	0.28%	0.29%	0.27%	0.25%	0.24%	0.23%
Male	0.31%	0.32%	0.30%	0.28%	0.26%	0.25%
Violent	0.59	0.63	0.61	0.58	0.55	0.52
Property	0.63	0.62	0.55	0.50	0.46	0.44
Drug	0.57	0.59	0.55	0.51	0.48	0.45
Public order	0.80	0.83	0.80	0.75	0.71	0.68
Female	0.45%	0.49%	0.49%	0.48%	0.46%	0.44%
Violent	1.13	1.25	1.28	1.24	1.21	1.17
Property	0.79	0.85	0.84	0.80	0.76	0.73
Drug	0.77	0.83	0.83	0.80	0.78	0.75
Public order	1.20	1.36	1.42	1.39	1.34	1.30

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

APPENDIX TABLE 14

Standard errors for table 13: Post-release arrests of prisoners released in 30 states in 2005, by sex of releasee

Post-release arrests	Male	Female
None	0.25%	0.44%
1	0.25	0.38
2	0.23	0.36
3	0.21	0.31
4	0.19	0.28
5	0.17	0.27
6 or more	0.26	0.38
Estimated post-release arrests	8,193.63	1,491.77
Mean number	0.02	0.03
Median number	0.02	0.03

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

APPENDIX TABLE 15

Standard errors for table 14: Recidivism of prisoners released in 30 states in 2005, by age at release, most serious commitment offense, and time from release to first arrest

Age at release and most serious commitment offense	Cumulative percent of released prisoners arrested within—					
	6 months	1 year	2 years	3 years	4 years	5 years
All released prisoners	0.28%	0.29%	0.27%	0.25%	0.24%	0.23%
24 or younger	0.69%	0.68%	0.60%	0.54%	0.49%	0.45%
Violent	1.34	1.38	1.27	1.17	1.10	0.99
Property	1.23	1.17	1.00	0.89	0.80	0.74
Drug	1.21	1.23	1.05	0.93	0.82	0.77
Public order	2.15	2.04	1.80	1.65	1.48	1.27
25–29	0.67%	0.68%	0.62%	0.55%	0.51%	0.48%
Violent	1.31	1.37	1.29	1.16	1.07	0.99
Property	1.33	1.31	1.15	1.02	0.94	0.88
Drug	1.11	1.15	1.05	0.94	0.86	0.82
Public order	1.88	1.89	1.70	1.55	1.43	1.35
30–34	0.73%	0.76%	0.71%	0.66%	0.63%	0.60%
Violent	1.45	1.53	1.48	1.41	1.34	1.29
Property	1.44	1.42	1.27	1.15	1.05	1.00
Drug	1.23	1.31	1.24	1.17	1.10	1.05
Public order	1.95	1.97	1.86	1.74	1.68	1.58
35–39	0.75%	0.77%	0.71%	0.65%	0.61%	0.57%
Violent	1.53	1.61	1.44	1.35	1.28	1.24
Property	1.40	1.37	1.21	1.05	0.96	0.92
Drug	1.35	1.38	1.32	1.22	1.14	1.06
Public order	1.73	1.84	1.82	1.75	1.68	1.59
40 or older	0.51%	0.54%	0.52%	0.50%	0.48%	0.46%
Violent	0.95	1.05	1.06	1.05	1.02	0.99
Property	1.02	1.04	0.96	0.90	0.85	0.81
Drug	0.95	1.01	0.95	0.89	0.85	0.81
Public order	1.09	1.18	1.26	1.22	1.18	1.16

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

APPENDIX TABLE 16

Standard errors for table 15: Recidivism of prisoners released in 30 states in 2005, by race or Hispanic origin, most serious commitment offense, and time from release to first arrest

Race/Hispanic origin and most serious commitment offense	Cumulative percent of released prisoners arrested within—					
	6 months	1 year	2 years	3 years	4 years	5 years
All released prisoners	0.28%	0.29%	0.27%	0.25%	0.24%	0.23%
White	0.42%	0.44%	0.42%	0.39%	0.37%	0.35%
Violent	0.85	0.93	0.92	0.89	0.86	0.83
Property	0.75	0.74	0.67	0.61	0.57	0.54
Drug	0.88	0.93	0.87	0.81	0.75	0.71
Public order	0.90	0.97	0.98	0.93	0.89	0.86
Black/African American	0.41%	0.42%	0.39%	0.35%	0.33%	0.30%
Violent	0.80	0.83	0.77	0.71	0.66	0.59
Property	0.89	0.88	0.78	0.71	0.63	0.60
Drug	0.67	0.69	0.63	0.57	0.53	0.49
Public order	1.20	1.24	1.16	1.09	1.02	0.94
Hispanic/Latino	0.91%	0.93%	0.87%	0.81%	0.78%	0.75%
Violent	1.69	1.78	1.73	1.64	1.58	1.51
Property	1.88	1.84	1.60	1.46	1.41	1.32
Drug	1.50	1.57	1.50	1.40	1.33	1.30
Public order	2.68	2.68	2.53	2.38	2.29	2.19
Other	1.77%	1.97%	1.85%	1.71%	1.62%	1.57%
Violent	2.76	3.41	3.50	3.37	3.33	3.21
Property	3.79	3.58	3.17	2.56	2.47	2.43
Drug	2.98	4.57	4.47	4.18	3.40	3.37
Public order	3.15	3.45	3.43	3.30	3.27	3.27

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.

APPENDIX TABLE 17

Standard errors for table 16: Recidivism of prisoners released in 29 states in 2005, by most serious commitment offense and time from release to first arrest that led to recidivating event

Recidivism measurement and most serious commitment offense	Cumulative percent of released prisoners who recidivated within—					
	6 months	1 year	2 years	3 years	4 years	5 years
Adjudication	0.23%	0.27%	0.30%	0.31%	0.30%	0.30%
Violent	0.40	0.49	0.57	0.59	0.60	0.60
Property	0.46	0.54	0.57	0.57	0.56	0.55
Drug	0.42	0.50	0.54	0.55	0.54	0.53
Public order	0.58	0.68	0.76	0.78	0.78	0.77
Conviction	0.21%	0.26%	0.29%	0.30%	0.31%	0.30%
Violent	0.37	0.46	0.55	0.58	0.60	0.60
Property	0.43	0.52	0.56	0.57	0.57	0.56
Drug	0.39	0.47	0.53	0.55	0.55	0.54
Public order	0.55	0.67	0.75	0.78	0.78	0.78
Incarceration	0.19%	0.24%	0.28%	0.29%	0.30%	0.30%
Violent	0.35	0.43	0.51	0.55	0.58	0.59
Property	0.39	0.48	0.54	0.56	0.57	0.57
Drug	0.33	0.42	0.50	0.52	0.54	0.54
Public order	0.49	0.61	0.71	0.76	0.78	0.78
Imprisonment	0.15%	0.20%	0.24%	0.26%	0.27%	0.28%
Violent	0.27	0.34	0.43	0.47	0.50	0.53
Property	0.33	0.42	0.48	0.52	0.54	0.55
Drug	0.25	0.33	0.42	0.46	0.48	0.50
Public order	0.38	0.49	0.62	0.68	0.71	0.73
Return to prison	0.30%	0.33%	0.34%	0.33%	0.33%	0.33%
Violent	0.62	0.70	0.71	0.71	0.70	0.69
Property	0.61	0.65	0.64	0.62	0.61	0.60
Drug	0.52	0.60	0.62	0.62	0.61	0.61
Public order	0.80	0.91	0.93	0.91	0.90	0.89

Source: Bureau of Justice Statistics, Recidivism of State Prisoners Released in 2005 data collection.


DEPARTMENT OF JUSTICE
OFFICE OF JUSTICE PROGRAMS
QUI PRO DOMINA JUSTITIA SEQUITUR

The Bureau of Justice Statistics, located in the Office of Justice Programs, U.S. Department of Justice, collects, analyzes, and disseminates statistical information on crime, criminal offenders, victims of crime, and the operation of justice systems at all levels of government. William J. Sabol is acting director.

This report was written by Matthew R. Durose, Alexia D. Cooper, Ph.D., and Howard N. Snyder, Ph.D. Alexia Cooper, Ph.D., and Andrew Tiedt, Ph.D., verified the report.

The International Justice and Public Safety Network (Nlets) collected the criminal history records for this study on behalf of BJS. Pragmatica, LLC and Information Sharing, LLC assisted Nlets with the data collection activities. NORC at the University of Chicago assisted BJS with selecting the sample and processing the criminal history data. The Justice Research and Statistics Association assisted NORC with compiling documentation from the states on their criminal history records. Joseph Mulako-Wangota, BJS IT Specialist, assisted with processing and analyzing the criminal history data. Avinash Bhati, BJS Visiting Fellow, assisted with processing the NCRP records for the return-to-prison analysis. Marcus Berzofsky, of RTI, assisted with generating the population-adjusted estimates that were used to compare the recidivism rates from the 1994 and 2005 studies.

Morgan Young and Jill Thomas edited the report. Barbara Quinn and Tina Dorsey produced the report.

April 2014, NCJ 244205


NCJ244205

Office of Justice Programs
Innovation • Partnerships • Safer Neighborhoods
www.ojp.usdoj.gov



THE PEW CENTER ON THE STATES

State of Recidivism

The Revolving Door of America's Prisons

PEW CENTER ON THE STATES | PUBLIC SAFETY PERFORMANCE PROJECT | APRIL 2011

APRIL 2011

The Pew Center on the States is a division of The Pew Charitable Trusts that identifies and advances effective solutions to critical issues facing states. Pew is a nonprofit organization that applies a rigorous, analytical approach to improve public policy, inform the public and stimulate civic life.

ACKNOWLEDGMENTS
We thank the survey respondents from departments of corrections in all responding states, and our survey and data partners at the Association of State Correctional Administrators: George Camp and Camille Camp, co-executive directors; Patricia Hardyman, senior associate, Camelia Graham, statistician and Fred Levesque, consultant. We also greatly appreciate the contributions of Jenifer Warren, John Prevost of the Georgia State Board of Pardons and Paroles, James F. Austin of the JFA Institute, Michael Connelly of the Oklahoma Department of Corrections, Tony Fabelo of the Council of State Governments Justice Center and Howard Snyder of the Bureau of Justice Statistics. We also thank Pew colleagues Nancy Augustine, Michael Caudell-Feagan, Lynette Clemetson, Kil Huh, Jennifer Peltak, Evan Potler, Joan Riggs, Aidan Russell, Carla Uriona, Gaye Williams and Denise Wilson.

Suggested Citation: Pew Center on the States, *State of Recidivism: The Revolving Door of America's Prisons* (Washington, DC: The Pew Charitable Trusts, April 2011).

For additional information, visit www.pewcenteronthestates.org.

---

901 E Street NW, 10th Floor
Washington, DC 20004

2005 Market Street, Suite 1700
Philadelphia, PA 19103

Contents

(continued)

Exhibits

Launched in 2006, the Public Safety Performance Project seeks to help states advance fiscally sound, data-driven policies and practices in sentencing and corrections that protect public safety, hold offenders accountable and control corrections costs.

Executive Summary

The dramatic growth of America's prison population during the past three decades is by now a familiar story. In 2008, the Pew Center on the States reported that incarceration levels had risen to a point where one in 100 American adults was behind bars. A second Pew study the following year added another disturbing dimension to the picture, revealing that one in 31 adults in the United States was either incarcerated or on probation or parole.

The costs associated with this growth also have been well documented. Total state spending on corrections is now about $52 billion, the bulk of which is spent on prisons. State spending on corrections quadrupled during the past two decades, making it the second fastest growing area of state budgets, trailing only Medicaid.

While America's imprisonment boom and its fiscal impacts have been widely debated, the public safety payoff from our expenditures on incarceration has undergone far less scrutiny. Now, however, as the nation's slumping economy continues to force states to do more with less, policy makers are asking tougher questions about corrections outcomes.

One key element of that analysis is measuring recidivism, or the rate at which offenders return to prison. Prisons, of course, are not solely responsible for recidivism results. Parole and probation agencies, along with social service providers and community organizations, play a critical role.

Although preventing offenders from committing more crimes once released is only one goal of the overall correctional system, it is a crucial one, both in terms of preventing future victimization and ensuring that taxpayer dollars are spent effectively. This report seeks to elevate the public discussion about recidivism, prompting policy makers and the public to dig more deeply into the factors that impact rates of return to prison, and into effective strategies for reducing them.

A Fresh Look at the Numbers

For years the most widely accepted sources of national recidivism statistics have been two studies produced by the U.S. Department of Justice's Bureau of Justice Statistics (BJS). The most recent of those reports, which tracked offenders released from state prison in 1994, concluded that a little more than half of released offenders (51.8 percent) were back in prison within three years, either for committing a new crime or for violating rules of their supervision. Published in 2002, the BJS study followed a sample of offenders from 15 states, and did not provide any state-level recidivism data.

Recognizing the importance of recidivism to policy makers seeking better results from their correctional systems, Pew, in collaboration with the Association of State Correctional Administrators (ASCA), undertook a comprehensive survey aimed at producing the first state-by-state look at recidivism rates. The Pew/ASCA survey asked states to report three-year return-to-prison rates for all inmates released from their prison systems in 1999 and 2004. This survey differs from the prior BJS study in many important ways, the most significant of which is that it includes recidivism data from more than twice as many states.


"Without education, job skills, and other basic services, offenders are likely to repeat the same steps that brought them to jail in the first place ... This is a problem that needs to be addressed head-on. We cannot say we are doing everything we can to keep our communities and our families safe if we are not addressing the high rate at which offenders are becoming repeat criminals."
Louisiana Gov. Bobby Jindal (R)
March 18, 2011

According to the survey results, 45.4 percent of people released from prison in 1999 and 43.3 percent of those sent home in 2004 were reincarcerated within three years, either for committing a new crime or for violating conditions governing their release. While differences in survey methods complicate direct comparisons of national recidivism rates over time, a comparison of the states included in both the Pew/ASCA and BJS studies reveals that recidivism rates have been largely stable. When excluding California, whose size skews the national picture, recidivism rates between 1994 and 2007 have consistently remained around 40 percent.

The new figures suggest that despite the massive increase in corrections spending, in many states there has been little improvement in the performance of corrections systems. If more than four out of 10 adult American offenders still return to prison within three years of their release, the system designed to deter them from continued criminal behavior clearly is falling short. That is an unhappy reality, not just for offenders, but for the safety of American communities.

Variation among States

While Pew's new national numbers provide a useful and representative snapshot of recidivism, this report goes further, breaking out the figures state by state and showing change in reoffending trends over time. The result is a patchwork of recidivism rates that provokes myriad questions about the dramatic variations seen across the country.

For example, why do Wyoming and Oregon have the lowest overall recidivism rates for offenders released in 2004, and why do Minnesota and California have the highest? Why does North Carolina return relatively few ex-offenders to prison for technical violations of their parole, but reincarcerate a comparatively large proportion for new crimes? What drove the recidivism rate down by 22.1 percent in Kansas between 1999 and 2004, and what drove it up 34.9 percent in South Dakota during the same time period?

The causes of these variations are not always what they seem, and we explore some individual state stories, along with some of the variables that influence recidivism patterns. We also examine policies and practices with demonstrated success in helping states reduce their recidivism rates. These strategies, anchored in research and proven over time, include the use of sophisticated risk assessments, meticulous reentry planning and post-release supervision carefully tailored to each offender's circumstances. By employing such measures and other evidence-based interventions, states can improve the odds that released offenders will not reappear at the prison gate. That outcome benefits everyone, saving public funds and keeping communities safe.



By reducing the rate of offenders who return to prison, we keep our communities safer, our families more intact, and we're able to begin reinvesting incarceration costs to other critical services."

Kentucky Gov. Steve Beshear (D)
January 4, 2011

Introduction

Since the early 1970s, prisons have been the weapon of choice in America's fight against crime. Between 1973 and 2009, the nation's prison population grew by 705 percent, resulting in more than one in 100 adults behind bars.[1] This growth came at substantial cost, with annual state and federal spending on corrections exploding by 305 percent during the past two decades, to about $52 billion.[2] During that same period, corrections spending doubled as a share of state funding. It now accounts for one of every 14 general fund dollars,[3] and one in every eight state employees works for a corrections agency.[4]

This high price would be more than defensible had it yielded proportionate improvements in public safety. In fact, the crime rate has been falling since the early 1990s, and is now at its lowest level since 1968.[5] Prison expansion certainly contributed to this trend. The most sophisticated research gives prison growth credit for one-quarter to one-third of the crime drop during the 1990s.[6] Other factors likely included advances in law enforcement practices, changes in drug markets and an aging American population, to name a few.

However, a deeper look at the data reveals a far more complicated picture with significant implications for public policy:

- During the past 10 years, all 19 states that cut their imprisonment rates also experienced a decline in their crime rates.[7]
- Florida and New York began the twenty-first century with nearly the same size prison population (about 70,000 inmates). During the ensuing decade, Florida added 30,000 inmates and now has more than 100,000 persons behind bars. Meanwhile, New York's prison population fell below 60,000. Yet the crime rate dropped in both states by about the same rate. In fact, New York's crime drop was slightly larger (29.2 percent) compared with Florida's (28.2 percent).
- Researchers calculate that we are past the point of diminishing returns, where each additional prison cell provides less and less public safety benefit. For example, in 1980, Washington State received more than $9 in benefits for every dollar spent locking up drug offenders; now that

there are so many people behind bars, the state receives just 37 cents in benefits for each dollar spent.[8]

- Finally, if prisons helped cut crime by at most one-third, then other factors and efforts must account for the remaining two-thirds of the reduction. And because prisons are the most expensive option available, there are more cost-effective policies and programs. For example, it costs an average of $78.95 per day to keep an inmate locked up, more than 20 times the cost of a day on probation.[9]

Figures like these, along with massive state budget shortfalls, have helped contribute to a growing national movement that puts prison spending under greater scrutiny than ever before. For most of the past 40 years, the most common question policy makers asked about the budgets of state departments of corrections was simply "How many more prisons do we need?" Today state and national leaders from both parties are asking a much tougher question: "How do we get taxpayers a better public safety return on their corrections dollars?"

"To increase public safety in this austere budget environment, we must support cost-effective efforts by states that are grounded in the 'best practices' and draw on the latest innovations from public corrections and the faith-based community ... For many years, reducing recidivism seemed nearly impossible. Now, many states are starting to turn a corner through commonsense and cost-effective reforms."

U.S. Rep. Frank Wolf (R-VA, chair, Subcommittee on Commerce, Justice, Science and Related Agencies, Committee on Appropriations)
January 8, 2011

Recidivism as a Performance Measure

In their efforts to answer that question, many states are taking a hard look at their recidivism rate as a key indicator of the return they receive from their correctional investments. Prisons serve multiple purposes, including exacting retribution for breaking the law, separating offenders from society so they cannot commit more crimes, deterring the general population from committing crimes and discouraging incarcerated offenders from committing new crimes once they are released. The last goal—avoiding future criminal conduct through deterrence and rehabilitation—is measured by the recidivism rate and has long been considered the leading statistical indicator of return on correctional investment.

To be sure, the performance of corrections agencies should be judged by whether the recidivism rate is rising or falling over time. All other things being equal, a state where corrections agencies are strategically improving their release preparation and supervision strategies will see its recidivism rate drop.

Policy makers should exercise caution, however, before merely accepting low or high recidivism numbers as evidence of successful or failing correctional programs. A low recidivism rate does not always reflect the use of sound release preparation and supervision strategies. By contrast, they also may be the by-product of a wide range of other factors, such as policies that send low-risk offenders to prison instead of granting probation, which is likely to result in a low rate of reoffending but at a higher cost. Moreover, beyond the justice system, recidivism rates can be influenced by larger social and economic forces. Therefore, any evaluation of recidivism data must include an understanding of this broader context and the larger policies and practices that drive the numbers.

For this reason, states in this report are presented in alphabetical order, rather than ranked by recidivism rate. Readers are advised to focus on differences within states over time, and to probe for reasons why one state's recidivism rate might be higher than its neighbor's rather than to make judgments about the performance of its corrections agencies based on this single indicator.

Overview of the Study

At a time when states are mired in fiscal crises and struggling with painful budget choices, policy makers need updated information about the public safety return on corrections spending in their states. Specifically, they need knowledge about what is working—and what is not—to slow down the revolving door of prisons.

To help them along that path, Pew undertook a first-of-its-kind project— a survey of every state's department of

WHAT IS THE RECIDIVISM RATE?

Recidivism is the act of reengaging in criminal offending despite having been punished. The prison recidivism rate—the subject of this report—is the proportion of persons released from prison who are rearrested, reconvicted or returned to custody within a specific time period. Typically, recidivism studies follow released offenders for three years following their release from prison or placement on probation. Offenders are returned to prison for one of two reasons:

1. For committing a new crime that results in a new conviction

   or

2. For a technical violation of supervision, such as not reporting to their parole or probation officer or failing a drug test

> "Prisons are often the forgotten element of the criminal justice system until things go badly. Catching the guy and prosecuting him is really important work, but if we don't do anything with that individual after we've got him, then shame on us. If all that effort goes to waste and we just open the doors five years later, and it's the same guy walking out the door and the same criminal thinking, we've failed in our mission."
>
> Minnesota Commissioner of Corrections Tom Roy
> April 7, 2011

corrections—with the aim of creating a single source of state-level recidivism data.[10] The survey, conducted with assistance from the Association of State Correctional Administrators (ASCA), asked states to provide recidivism rates for the 36 months following an offender's release from prison.[11] States also were asked to specify whether an individual was returned to prison for a new criminal conviction or for a technical violation of the terms of his or her supervision. The survey sought estimates of recidivism for two cohorts of prisoners, those released in 1999 and for a second group released in 2004.

Thirty-three states responded with data for the 1999 release cohort, and 41 states provided data for offenders released in 2004, allowing for an analysis of recidivism trends in almost three dozen states that represent 87 and 91 percent of all releases from state prison, respectively.[12] This report provides the first opportunity to examine intrastate rates over time. These data provide crucial insight to policy makers as they assess the performance of their state's correctional system. Those states that did not participate either were unable to respond to our survey because they had not collected data on recidivism for the requested period(s) or they did not respond to numerous efforts to contact state officials. The Appendix contains more information on the research methodology.

A Closer Look at Recidivism Rates

New Figures Show Steady National Recidivism Rate

The Pew/ASCA survey found the three-year return-to-prison rate for inmates released in 1999 to be 45.4 percent, and 43.3 percent for those released in 2004. Recidivism rates changed little between the 1999 and 2004 release cohorts, despite more than 63,000 more people being discharged from prison in 2004. The total number of releases from prison increased by 13.5 percent in the 33 states that reported data for both 1999 and 2004 (see Exhibit 1 for state-by-state data). The number of prisoners released increased in 29 states but decreased in four. Across the 33 states that reported for both periods, the recidivism rate declined slightly, dropping 4.8 percent between the cohorts.

> **"I believe in, and we have, tough statutes and sentences for those who break our laws and endanger our citizens and communities. As a result, our crime rates are down. However, our recidivism rate is still too high. Reduction in recidivism means fewer victims, and less prison costs."**
>
> Virginia Gov. Bob McDonnell (R)
> January 12, 2011

Despite a nearly two-decade decline in national crime rates, the rate of reincarceration for a new crime among those persons released from prison increased by 11.9 percent between the two cohorts in this study. However, this increase was offset by a 17.7 percent drop in the rate of offenders returned for a technical violation. These numbers suggest that states are improving their responses to community supervision violations, thereby reserving prison space for ex-offenders who have committed new crimes. Nevertheless, the increase in the rate of returns for new crimes underscores the need for states to identify and implement evidence-based strategies that protect public safety and hold offenders accountable.

Prior to this research, the most recent studies of national recidivism rates by BJS found that the rate of released

Exhibit 1

State Prison Releases and Recidivism Rates

	1999–2002		2004–2007	
	Releases	Recidivism	Releases	Recidivism
Alabama	8,771	36.0%	10,880	35.1%
Alaska*	N/A	N/A	11,619	50.4%
Arizona	13,091	39.6%	15,795	39.1%
Arkansas*	5,663	49.0%	6,244	44.4%
California	126,456	61.1%	118,189	57.8%
Colorado	N/A	N/A	N/A	N/A
Connecticut*	13,950	45.8%	16,100	43.7%
Delaware	N/A	N/A	N/A	N/A
Florida	N/A	N/A	N/A	N/A
Georgia*	16,951	38.0%	18,972	34.8%
Hawaii	N/A	N/A	N/A	N/A
Idaho	1,071	33.0%	1,574	33.6%
Illinois	25,025	51.8%	35,606	51.7%
Indiana	N/A	N/A	13,651	37.8%
Iowa*	2,953	32.4%	3,533	33.9%
Kansas*	5,088	55.1%	5,178	42.9%
Kentucky	7,622	38.8%	10,743	41.0%
Louisiana	12,787	43.9%	13,391	39.3%
Maine	N/A	N/A	N/A	N/A
Maryland	N/A	N/A	N/A	N/A
Massachusetts*	2,860	38.1%	2,299	42.2%
Michigan	10,985	38.0%	14,217	31.0%
Minnesota	3,940	55.1%	5,189	61.2%
Mississippi	5,742	26.6%	8,428	33.3%
Missouri	12,974	48.7%	18,637	54.4%
Montana	906	41.8%	1,253	42.1%
Nebraska	1,612	28.8%	1,846	32.3%
Nevada	N/A	N/A	N/A	N/A

(continued)

Exhibit 1

State Prison Releases and Recidivism Rates *(continued)*

	1999–2002		2004–2007	
	Releases	Recidivism	Releases	Recidivism
New Hampshire*	N/A	N/A	1,082	44.2%
New Jersey	14,034	48.2%	14,039	42.7%
New Mexico	N/A	N/A	3,615	43.8%
New York	25,592	39.9%	24,921	39.9%
North Carolina	23,445	43.8%	22,406	41.1%
North Dakota	N/A	N/A	845	39.6%
Ohio	22,128	39.0%	26,695	39.6%
Oklahoma	7,802	24.1%	8,159	26.4%
Oregon	2,769	33.4%	4,202	22.8%
Pennsylvania	6,844	36.6%	8,750	39.6%
Rhode Island	N/A	N/A	770	30.8%
South Carolina	9,299	26.8%	11,211	31.8%
South Dakota	1,231	33.7%	2,034	45.5%
Tennessee	N/A	N/A	N/A	N/A
Texas*	56,571	32.1%	72,130	31.9%
Utah	2,563	65.8%	3,056	53.7%
Vermont	N/A	N/A	N/A	N/A
Virginia	8,997	29.0%	11,999	28.3%
Washington	5,738	32.8%	8,093	42.9%
West Virginia	N/A	N/A	1,346	26.8%
Wisconsin*	5,206	46.1%	8,501	46.0%
Wyoming	N/A	N/A	705	24.8%
Total	**470,666**	**45.4%**	**567,903**	**43.3%**

NOTES: The national total for 1999–2002 is not directly comparable to the national total for 2004–2007 because eight states did not report data for the 1999–2002 cohort. The 2004–2007 recidivism rate for the 33 states that reported data in both years is 43.3 percent, but the total releases are 534,270. Data are missing for nine states (Colorado, Delaware, Florida, Hawaii, Maryland, Maine, Nevada, Tennessee and Vermont). Eight additional states provided data for 2004–2007 only (Alaska, Indiana, North Dakota, New Hampshire, New Mexico, Rhode Island, West Virginia and Wyoming).

*See the jurisdictional notes in the Appendix for information about this state.

SOURCE: Pew/ASCA Recidivism Survey.

prisoners who were reincarcerated within three years of release had increased sharply.[13] For inmates released in 1983, the estimated national recidivism rate was 41.4 percent; for prisoners released in 1994, it had jumped to 51.8 percent. The Pew/ASCA survey differs from the prior BJS studies in many important ways. See the Appendix for a discussion of the differences between the studies.

While differences in survey methods complicated direct comparisons of national recidivism rates over time, a comparison of the states included in both the Pew/ASCA and BJS studies reveals that recidivism rates have been largely stable since the mid-1990s. The high number of releases and rate of return for offenders from California has a significant impact on the national recidivism rates. When California is excluded from the national figures, the recidivism rate for the remaining states declines to 39.7 percent and 38.5 percent for the 1999 and 2004 release cohorts, respectively. These rates are similar to the 40.1 percent rate that BJS produced for its 1994 release cohort when excluding California. This suggests that the overall national recidivism rate has been largely stable, with roughly four in 10 prisoners returning to prison within three years of release.

State Rates Vary Widely

The national recidivism rates provide an important barometer of return on correctional investment, but they obscure key differences among the states. The correctional landscape varies dramatically in scale, policy and practice from state to state, rendering national estimates helpful for understanding broad trends and developments, but ill suited for identifying state progress and promising areas for improvement. State-level analyses uncovered interesting findings related to prisoner releases and rates of recidivism in the past decade.

Recidivism among 1999 Releases

In the 33 states that reported data for the 1999 release cohort, 45.4 percent of inmates released from prison were reincarcerated within three years. Utah

COMPARING STATE RATES: A NOTE OF CAUTION

Readers are advised to use caution when comparing recidivism rates across states. A state's recidivism rate is the product of numerous variables, and valid interstate assessments are possible only with careful study and analysis of the wide range of unique conditions affecting corrections agencies in each state.

See the Appendix for a discussion of interstate differences in the measurement and reporting of recidivism rates.

had the highest rate of recidivism, with 65.8 percent of those released from prison sent back within three years. In five states, more than half of released prisoners were returned to prison during the follow-up period.

Oklahoma had the lowest rate of recidivism, with 24.1 percent of released prisoners returned to custody. Four other states (Mississippi, Nebraska, South Carolina and Virginia) reported three-year recidivism rates of less than 30 percent.

Breaking the numbers down further, 19.9 percent of all released offenders were reincarcerated for a new crime and 25.5 percent were returned for a technical violation of supervision (Exhibit 2). States' rates of recidivism for a new crime ranged from a high of 41.9 percent in North Carolina to a low of 8 percent in Georgia. Recidivism for technical violations was equally varied, topping out at 51.2 percent in Utah and dipping as low as 1.9 percent in North Carolina.

Recidivism among 2004 Releases

Findings for the 2004 release cohort largely mirrored those for the 1999 group, with some interesting state variations. Figures from the 41 participating states showed that 43.3 percent of people released from prison in 2004 were returned within three years. Minnesota reported the highest recidivism rate, with 61.2 percent of released prisoners returning to custody within three years. Six states had recidivism rates that were above 50 percent.

Oregon had the lowest rate of recidivism in the country for prisoners released in 2004—22.8 percent. Nationally five states reported recidivism rates under 30 percent for their 2004 releases.

Among this group of released offenders, 22.3 percent were returned to prison for a new crime and 21 percent were returned for a technical violation of supervision. Alaska reported the highest rate of recidivism for a new crime (44.7 percent), while Montana reported the lowest rate (4.7 percent). A look at technical violations leading to reincarceration showed rates as high as 40.3 percent in Missouri and as low as zero in Arkansas. The reason for Arkansas's results: the Department of Community Corrections operates two distinct programs as alternatives to traditional incarceration for adult offenders who fail to comply with the terms of parole supervision.

How Have Recidivism Rates Changed?

The Pew/ASCA study shows a nearly even split between states that had increasing and decreasing rates of recidivism between the 1999 and 2004 releases (Exhibit 3). Oregon, Kansas and Utah led the country in declining returns to prison during the

Exhibit 2

The Cycle of Prison Release

This graph shows the proportion of released offenders who returned to prison for either committing a new crime or a technical violation as well as those who did not return within three years.


NEW CRIME
TECHNICAL VIOLATION
NO RETURN
ALABAMA
1999 17% 18% 64%
2004 17% 18% 65%
ARIZONA
1999 22% 18% 60%
2004 28% 12% 61%
ARKANSAS
1999 16% 33% 51%
2004 44% 0% 56%
CALIFORNIA
1999 14% 47% 39%
2004 18% 40% 42%
CONNECTICUT
1999 40% 5% 54%
2004 39% 4% 56%
GEORGIA
1999 8% 30% 62%
2004 7% 28% 65%
IDAHO
1999 11% 22% 67%
2004 12% 22% 66%
ILLINOIS
1999 30% 22% 48%
2004 27% 25% 48%
IOWA
1999 24% 9% 68%
2004 23% 11% 66%
KANSAS
1999 10% 45% 45%
2004 12% 31% 57%
KENTUCKY
1999 9% 30% 61%
2004 11% 30% 59%
LOUISIANA
1999 19% 25% 56%
2004 19% 20% 61%
MASSACHUSETTS
1999 31% 7% 62%
2004 33% 9% 58%
MICHIGAN
1999 13% 25% 62%
2004 15% 16% 69%
MINNESOTA
1999 33% 22% 45%
2004 36% 26% 39%
MISSISSIPPI
1999 13% 14% 73%
2004 12% 22% 67%
MISSOURI
1999 15% 34% 51%
2004 14% 40% 46%
MONTANA
1999 9% 33% 58%
2004 5% 37% 58%
NEBRASKA
1999 20% 9% 71%
2004 21% 12% 68%
NEW JERSEY
1999 16% 32% 52%
2004 15% 27% 57%
NEW YORK
1999 12% 28% 60%
2004 11% 29% 60%
NORTH CAROLINA
1999 42% 2% 56%
2004 40% 1% 59%
OHIO
1999 27% 12% 61%
2004 33% 7% 60%
OKLAHOMA
1999 21% 3% 76%
2004 15% 11% 74%
OREGON
1999 28% 6% 67%
2004 19% 3% 77%
PENNSYLVANIA
1999 14% 23% 63%
2004 16% 24% 60%
SOUTH CAROLINA
1999 19% 8% 73%
2004 23% 9% 68%
SOUTH DAKOTA
1999 11% 23% 66%
2004 12% 34% 55%
TEXAS
1999 24% 8% 68%
2004 27% 5% 68%
UTAH
1999 15% 51% 34%
2004 21% 32% 46%
VIRGINIA
1999 21% 8% 71%
2004 23% 5% 72%
WASHINGTON
1999 27% 6% 67%
2004 23% 19% 57%
WISCONSIN
1999 26% 20% 54%
2004 21% 25% 54%
States providing data only for 2004–2007:
Alaska (NC=45%; TV=6%; NR=50%)
Indiana (NC=21%; TV=17%; NR=62%)
New Hampshire (NC=7%; TV=37%; NR=56%)
New Mexico (NC=21%; TV=23%; NR=56%)
North Dakota (NC=16%; TV=23%; NR=60%)
Rhode Island (NC=21%; TV=10%; NR=69%)
West Virginia (NC=10%; TV=16%; NR=73%)
Wyoming (NC=11%; TV=14%; NR=75%)

SOURCE: Pew/ASCA Recidivism Survey.

study period, with Oregon reporting the steepest drop of 31.9 percent. Louisiana, Michigan and New Jersey also reported decreases of at least 10 percent.

Meanwhile, South Dakota and Washington State reported increases of greater than 30 percent. Six other states (Massachusetts, Minnesota, Mississippi, Missouri, Nebraska and South Carolina) reported increases of greater than 10 percent in their recidivism rates between the 1999 and 2004 cohorts.

Focusing the lens more tightly, Montana and Oregon documented the largest declines in new crime returns while North Carolina, Ohio and Oregon reported the largest decreases in returns for technical violations of supervision.

Exhibit 3

The State of Recidivism

Changes in Recidivism Rates Between 1999–2002 and 2004–2007


Increases
Larger (>10%)
Smaller (0–10%)
Decreases
Smaller (0–10%)
Larger (>10%)
N/A
WA 30.8%
OR -31.9%
CA -5.5%
NV
ID 2.0%
MT 0.7%
WY
UT -18.4%
CO
AZ -1.2%
NM
ND
SD 34.9%
NE 12.1%
KS -22.1%
OK 9.4%
TX -0.8%
MN 11.1%
IA 4.7%
MO 11.7%
AR -9.3%
LA -10.7%
WI -0.2%
IL -0.1%
MS 25.1%
MI -18.2%
IN
KY 5.6%
TN
AL -2.4%
OH 1.6%
GA -8.3%
FL
WV
VA -2.6%
NC -6.1%
SC 19.0%
PA 8.4%
NY 0.1%
ME
VT
NH
MA 10.7%
RI
CT -4.4%
NJ -11.4%
DE
MD
DC
AK
HI

SOURCE: Pew/ASCA Recidivism Survey.

Unpacking the Numbers

Recidivism rates vary widely among the states, and there are a number of potential explanations for the differences. Many deliberate policy decisions, such as the types of offenders sentenced to prison, how inmates are selected for release, the length of stay under supervision, and decisions about how to respond to violations of supervision, can have a large impact on recidivism rates. States differ markedly with regard to these practices, which influence recidivism rates to a strikingly high degree. In other words, the numbers are only one piece of the puzzle. In order to understand the significance of a state's recidivism rate, one must examine the underlying policies and practices that impact the number.

How Does Sentencing Policy Impact Recidivism Rates?

States that send comparatively low-risk offenders to prison are likely to see lower rearrest and violation rates compared with states that concentrate prison space on more dangerous offenders. If, for example, a state incarcerates a large proportion of lower-risk offenders, then its recidivism rate might be comparatively low, because such offenders would be, by definition, less of a risk to return to prison. A state with a larger percentage of serious offenders behind bars, on the other hand, might experience higher rates of reincarceration when those offenders return to the community.

Oklahoma exemplifies the former example: "A lot of people who might be put on probation or diverted into an alternative program in another state wind up going to prison in Oklahoma," notes Michael Connelly, administrator of evaluation and analysis in the Oklahoma Department of Corrections. "These lower level folks aren't as likely to recidivate, so it benefits our overall numbers and makes us look like we're doing an even better job than we're doing." Oklahoma's overall recidivism rate for offenders released in 2004 was 26.4 percent, the third lowest in the country, the Pew/ASCA survey found.

How Does Community Corrections Policy Impact Recidivism Rates?

Few practices can influence a state's recidivism rate more dramatically than its handling of technical violations of conditions of supervision. As a result,

> **"It is easy to see that we are at a critical turning point in criminal justice policies—one that will hopefully result in smart and tough policies to protect the public."**
>
> Texas State Rep. Jerry Madden (R)
> May 11, 2010

taking a close look at a state's management of such violations is key to understanding what its recidivism rate really means.

First, states that have shorter periods of post-prison supervision may have lower rates of revocation to prison, because their offenders must comply with supervision rules for shorter periods. North Carolina is a good example of this policy. Parole supervision in North Carolina lasts between six and nine months, an unusually short period. Not surprisingly, the state had the second lowest rate of technical violators returned to prison among offenders released in 2004—less than 1 percent. If you are not on parole, you are not going to be reincarcerated on a technical violation. By contrast, North Carolina has a relatively high rate of return for new crimes—40.4 percent for offenders released in 2004—placing it in the top third among states by that measure.

Second, the ability of supervision agencies to detect violations and how they respond to such violations have a substantial impact on recidivism rates. Detection can depend on caseload sizes; the number and complexity of the rules and programs with which offenders must comply; the availability of drug testing and GPS and other monitoring systems; and the strength of the relationships that officers have with offenders' families and communities. Responses to violations are guided by supervision philosophy, and the laws and policies that specify what officers are supposed to do when various violations are discovered.[14] The examples below illustrate a few ways in which management of technical violations can influence the recidivism rate.

In some states, released offenders who break the rules of their supervision are routinely punished with a short prison stay. California, for example, has for years taken this route, an approach that has helped to keep its prison population the highest in the nation. In other states, such as Oregon, the practice is to use prison only as a last resort, and technical violations are instead met with a range of sanctions in the community, sometimes including time in jail. The state that uses prison as a response would have a higher recidivism rate, because a violator's return to prison is counted in the calculation. But that higher rate would not necessarily mean that state is doing a worse job preparing offenders to succeed in the community. Rather, it is merely a reflection of how transgressions are handled.

Another variable in the mix is a state's fundamental parole policy. In some "truth in sentencing" states, where offenders serve 85 percent or more of their prison terms, there are proportionally fewer people on parole, because inmates will have at most 15 percent of their sentence left after release. Fewer parolees translate into fewer violations, and therefore a lower recidivism rate. Arizona, which applies a strict truth in sentencing standard to nonviolent as well as violent offenders, may be a case in point. The Pew/ASCA survey data show that only 11.5 percent of Arizona offenders released in 2004 returned to prison on a technical violation, ranking it in the lower third among states participating in the survey.

California is just the opposite. There, almost everyone released from prison goes on mandatory parole, typically for three years. That is a long time to abide by the often strict conditions imposed on parolees. This partly explains why California ranked second among states in the proportion of released offenders from 2004 who were returned to prison for technical violations within three years, with a rate of 40 percent. The proportion of released California offenders reimprisoned for new crimes, meanwhile, was just 17.7 percent, ranking it in the bottom half of states.

These kinds of differences substantially complicate interstate comparisons, and, much in the same way the Federal Bureau of Investigation cautions against comparing state crime rates, great care should be used in comparing state recidivism rates. Differences among states certainly should prompt many questions, such as "Why is the rate in my state so much higher than our neighbor's?" But looking at the change within a state over time is more likely to yield a valid sense of the performance of any state's corrections system.

Attacking Recidivism: Examples from Three States

Assessing a state's correctional performance requires linking recidivism rates with the specific policies and practices that impact the frequency with which persons reoffend. Oregon, Michigan and Missouri are three states that took thoughtful and concerted steps to put research into practice. While none of the three would argue it has the perfect system, their stories help illuminate strategies that can help cut reoffending and corrections costs.



"We were frustrated with the revolving door of people moving in and out of the system ...The question was, are we doing the best we can do with the resources we've got?"

North Little Rock (AR) Police Chief Danny Bradley
March 7, 2011



LEADING THE WAY IN OREGON

One state considered a national standout in reducing recidivism is Oregon. For offenders released in 2004, Oregon recorded the lowest overall recidivism rate among the 41 reporting states, a rate of 22.8 percent. Oregon also experienced the biggest decline in recidivism from 1999 to 2004, a drop of almost 32 percent. Oregon officials attribute their success to a comprehensive approach to reform and a commitment to change that reaches across all levels of government—from the supervision officer in the field, to the judiciary, through the state corrections department and up the ranks of legislative leadership.

In prison, Oregon inmates receive risk and needs assessments at intake, and targeted case management during incarceration, along with detailed transition planning that begins six months before release. In the community, probation officers use a sanctioning grid to impose swift, certain consequences for violations, creating consistency across offenders and from county to county. In both settings, offender programs are anchored in research and continually monitored and updated to optimize their effectiveness.

The change in the handling of offenders who violate terms of their supervision was striking. In the past, parole and probation violators filled more than a quarter of Oregon's prison beds. Today violators are rarely reincarcerated. Instead, they face an array of graduated sanctions in the community, including a short jail stay as needed to hold violators accountable. Results of the Pew/ASCA survey confirmed this—only 5.9 percent of offenders released in 1999 and 3.3 percent of the 2004 cohort were returned to prison on technical violations.

"It's pretty rare in Oregon for someone to be violated all the way back to prison," said Oregon Director of Corrections Max Williams, "so we don't have that revolving door that puts so much pressure on the prison population in other states."

A key piece of legislation, passed with bipartisan support in 2003, helped fuel Oregon's efforts. The bill, SB 267, required that any correctional program receiving state money be evidence-based in its design and delivery.[15]

"I think the bill pushed Oregon forward at a faster pace, and forced us to make sure our programs were truly translating the best available research into practice in the field," Williams said.



TURNING THE TIDE IN MICHIGAN

At the start of the millennium, Michigan did not look like a state on the cusp of inspiring correctional reform. Its myriad problems included high crime rates, a sharply rising inmate population, disappointing recidivism numbers and an economy deeply wounded by the ailing auto industry. By 2002, the state was sinking $1.6 billion a year into corrections, almost one-fifth of its general fund.

Less than a decade later, Michigan is riding a wave of policy changes that have allowed it to shrink its inmate population by 12 percent, close more than 20 correctional facilities and keep a growing number of parolees from returning to custody.

The cornerstone of the effort is the Michigan Prisoner Reentry Initiative (MPRI). Launched in 2003 and expanded statewide in 2008, the initiative's mission is to equip every released offender with tools to succeed in the community. MPRI begins at intake, when a prisoner's risk, needs and strengths are measured to develop individualized programming. Prior to parole, offenders are transferred to a reentry facility, and a transition plan, which addresses employment, housing, transportation, mentoring, counseling and any necessary treatment for mental illness or addictions, is finalized in close collaboration with community service providers. After release, officers use firm but flexible graduated sanctions—including short stays in a reentry center if needed—to manage rule breaking before it escalates to more serious transgressions.

The Pew/ASCA recidivism survey found a mixed picture in Michigan. Recidivism declined by 18 percent between 1999 and 2004 because of a dramatic drop in the reincarceration of technical violators, but returns to prison for new crimes jumped by almost 21 percent during the period. Those numbers, however, do not capture progress that has occurred under MPRI since Pew's observation period ended in 2007.

Overall, post-2007 preliminary figures from the Michigan Department of Corrections show that parolees released through the MPRI are returning to prison 33 percent less frequently than similar offenders who do not participate in the program. A closer look at all offenders released from Michigan prisons reveals that parole revocations for both new crimes and technical violations are at their lowest level since record keeping began 23 years ago. In 2009, there were 195 revocations for every 1,000 parolees—101 were for technical violations and 94 were for new crimes. A decade earlier, that figure was 344 revocations per 1,000 parolees—246 for technical violations and 98 for new criminal convictions.

The trend is particularly significant because Michigan's parole population has grown dramatically in recent years. As MPRI has produced positive results, members of the state's Parole & Commutation Board have become increasingly confident about parolee success, leading to higher parole approval rates. As a result, the state paroled roughly 3,000 more prisoners in 2009 than it did in 2006.

"Although the roots of MPRI were clearly in a budget crisis, it was never only about saving money—it was a belief that doing corrections 'right' would result in a smaller prison system and large savings," recalled former Michigan Director of Corrections Patricia L. Caruso. "We had to change our entire culture to focus on success. It was challenging, but fortunately, it worked."

"I want to be absolutely clear. I am not advocating that we reduce prison populations just to save money. Nonviolent offenders are still law breakers, and they will break laws until they learn their lesson. What I am saying is that we need to do a better job teaching nonviolent offenders the right lessons. That takes more than prison; it takes more than slap-on-the-wrist-probation. Drug and alcohol addiction must be broken; discipline and job skills must be learned. When that can be done better, outside of expensive prison walls, that is what we should do. Results matter, public safety matters, taxpayer dollars matter, saving lives and restoring families matter."

Chief Justice William Ray Price Jr.,
Supreme Court of Missouri
February 9, 2011



TACKLING TECHNICAL VIOLATIONS IN MISSOURI

In early 2002, Missouri faced a dilemma familiar to many states: A jump in the prison population had stretched capacity to the limit, yet budget woes and other funding priorities meant there were no dollars to increase prison capacity. The message from the governor's office and General Assembly was clear—no more prisons. Find another way to cope.

In response, Missouri policy makers took a hard look at what was driving their inmate population upward. Longer terms brought on by mandatory minimum sentencing were partly responsible. But the primary contributor was a steep rise in the number of parole and probation violators behind bars. The Pew/ASCA data confirm the diagnosis. In 2004, the state recorded an overall recidivism rate of 54.4 percent—the third highest among the states. Missouri also ranked highest in the proportion of released offenders imprisoned for a technical violation (40.3 percent). That factor contributed to an overall increase in recidivism in Missouri of 12 percent between 1999 and 2004.

Over the next four years, Missouri mapped out a meticulous plan for managing all but the most serious violators in the community. It began with a work group that analyzed revocations, evolved into an inter-agency team that drafted a vision and set goals, continued through a pilot project and ultimately took flight through new policies and procedures, coupled with extensive parole and probation staff training, in 2006.

Today released offenders in Missouri are subject to "e-driven supervision" (the "e" is for evidence), which uses a new risk assessment tool to categorize parolees and help set supervision levels. When violations occur, officers have a range of sanctions they may impose, from a verbal reprimand or modification of conditions, to electronic monitoring, residential drug treatment or "shock time" in jail.

"Every possible avenue is tried for that individual before we resort to sending him back to prison," Missouri Director of Corrections George Lombardi said. "That approach is just part of our culture now."

The payoff has been dramatic: 46 percent of offenders released in fiscal year 2004, for example, were returned to prison within two years, either for a new crime or technical violation. Since then, that rate has dropped steadily, and reached a low of 36.4 percent for offenders released in fiscal year 2009.

Missouri's prison population, meanwhile, has held steady at about 30,500 inmates since 2005.

Improving Public Safety and Cutting Correctional Costs

With state revenues down and lawmakers forced to make cuts to vital public programs, corrections spending is under scrutiny like never before. Leaders from across the political spectrum are demanding a more effective correctional system that reduces recidivism and delivers taxpayers a higher public safety return on their investment.

States have been seeking better results in four main areas:

Staff and program cuts: The vast majority of states recently made or plan to make cuts to personnel and programs to save money. A recent survey of state corrections departments by the Vera Institute of Justice showed that least 32 states have implemented staff reductions or hiring freezes, and 22 states have eliminated programs or instituted cut-backs.[16]

Operating efficiencies: To save additional dollars, a number of states are finding ways to operate more efficiently by reducing the number of prison beds and closing facilities, reining in food service costs, investing in technology to streamline and improve institutional surveillance, cutting back on inmate transportation costs and improving energy efficiency in facilities.[17]

Sentencing and release policies: Several states are reexamining their statutes that help determine who goes to prison and how long they stay. Many states are updating the dollar thresholds for various property crimes, realizing they have not been adjusted since the 1960s, while others are modifying penalties for drug crimes, including making more offenders eligible for prison alternatives.[18] Other states are instituting or changing earned-time credit incentives for inmates.

Recidivism reduction strategies: Finally, almost all states have under way a variety of efforts to break the cycle of recidivism. In addition to improving correctional policy and practice, many of these initiatives involve coordination of offender services with other government agencies, such as health and housing, and community- and faith-based organizations.[19]

Policies targeted at reducing recidivism offer perhaps the ripest opportunities for achieving the twin goals of less crime and lower costs. Research indicates that strong implementation of evidence-based practices (EBP) and programs can reduce recidivism rates by 50 percent.[20] Such powerful results were seen recently in Arizona, where a combination of new legislation and persistent efforts by the courts and probation officials to adopt EBP resulted in a 31 percent drop in new felony convictions of probationers during the past two years.[21]

That kind of change is unlikely nationwide over a short period, but Pew calculates that if the 41 states that responded to our survey with 2004 data could reduce their recidivism rates by just 10 percent, they could save more than $635 million in averted prison costs in one year alone (see Exhibit 4 for an analysis of 10 states). More importantly, the drop in recidivism would mean fewer victims of crime.

Reducing Recidivism: Strategies for Success

Many states already are employing a mix of strategies proven to break the cycle of recidivism. Research shows that the largest reductions in recidivism are realized when evidence-based programs and practices are implemented in prisons and govern the supervision of probationers and parolees in the community post-release. While outlining a comprehensive reentry strategy is beyond the scope of this study, leaders in the field have published helpful resources that are available to policy makers and practitioners (see sidebar). For purposes of this report, we highlight a condensed array of approaches that states have used to reduce recidivism, hold offenders accountable and control corrections costs.

Exhibit 4

Protecting Public Safety and Cutting Costs

If just the 10 states with the greatest potential cost savings reduced their recidivism rates by 10 percent, they could save more than $470 million in a single year.

(Potential Annual Cost Savings in Millions)


CA
$233.1
NY
$42.0
IL
$39.8
TX
$33.6
AK
$24.6
OH
$24.3
NC
$23.0
CT
$20.8
NJ
$16.8
MO
$14.4
$472.5 million

NOTE: Potential cost savings were calculated by multiplying each state's annual operating cost per inmate in 2005 by one-tenth of the number of offenders who returned to prison in 2004–2007. Annual operating costs per inmate in 2005 are from Pew Center on the States, *Public Safety, Public Spending: Forecasting America's Prison Population 2007–2011* (Washington, DC: The Pew Charitable Trusts, June 2007). To achieve the full estimated savings, states would have to close correctional facilities.

SOURCE: Pew/ASCA Recidivism Survey.

RESOURCES FOR DEVELOPING EFFECTIVE REENTRY AND SUPERVISION STRATEGIES

During the past decade, a number of leading criminal justice organizations, stakeholders and community leaders have developed comprehensive reentry and supervision strategies. There are a number of resources in the field aimed at helping policy makers and practitioners implement effective, evidence-based correctional policies and programs, including:

- Council of State Governments: *Report of the Re-Entry Policy Council: Charting the Safe and Successful Return of Prisoners to the Community* and the many materials from the CSG Justice Center's National Reentry Resource Center.[22]
- Urban Institute: *Putting Public Safety First: 13 Parole Supervision Strategies to Enhance Reentry Outcomes*[23]
- National Governors Association Center for Best Practices: *Improving Prisoner Reentry through Strategic Policy Innovations*[24]
- U.S. Department of Justice National Institute of Corrections and Crime & Justice Institute: *Implementing Evidence-Based Policy and Practice in Community Corrections*[25]
- Pew Center on the States, Public Safety Performance Project: *Policy Framework to Strengthen Community Corrections*[26]

1. Define Success as Recidivism Reduction and Measure and Reward Progress

Although America's first prisons were aimed at rehabilitation, in the twentieth century the mission became command and control. Keep the inmates inside the walls, prevent riots, meet constitutionally minimal standards of confinement and make sure staff is safe. Those were, and today remain, the chief marching orders for most wardens. Setting up inmates for success when they leave has not been part of the job description.

Successful efforts to improve public safety and control corrections costs should start with defining, measuring, tracking and rewarding correctional agencies' performance in terms of recidivism reduction. It is worrisome that not all 50 states were able or willing to provide data on key public safety outcomes such as the rate of reincarceration of released offenders. States cannot determine whether their correctional interventions are effective if they lack the basic data necessary to evaluate outcomes. Focusing on desired results such as decreasing recidivism, reducing substance abuse, increasing employment and paying victim restitution encourages correctional agencies to set goals for these important outcomes, to track their performance and to use that information to manage and improve practice. Further, by offering incentives to agencies that reach defined targets, states can promote changes in practices—and agency culture—that lead to positive results for ex-offenders and improve public safety.

A number of states have adopted reforms to directly reduce recidivism, measure progress and reward success. In Kansas, for example, the legislature created the Kansas Sentencing Commission with the explicit responsibility of measuring and monitoring the state's progress in reducing recidivism.[27] More recently, the Kansas legislature implemented incentive funding for diverting technical violators away from the expensive option of reincarceration. Legislation passed in 2007 provided $4 million annually in state grants to county community corrections programs that submit plans to reduce revocations to prison by 20 percent.[28] Similarly, in the past three years, Arizona, California, Illinois and South Carolina each have passed legislation that sets up "performance incentive funding" programs for probation departments to reduce recidivism and technical violation rates.[29] The Arizona program provides refunds— equal to up to 40 percent of the resultant cost savings—to counties that cut revocations to prison.[30]

"As a former prosecutor, I believe strongly in securing tough and appropriate prison sentences for people who break our laws. But it is also important that we do everything we can to ensure that when these people get out of prison, they enter our communities as productive members of society, so we can start to reverse the dangerous cycles of recidivism and violence."

U.S. Sen. Patrick Leahy
(D-VT, chair, Judiciary Committee)
July 21, 2010

The federal government, which provides hundreds of millions in aid annually to state and local justice systems, could help accelerate the trend toward results-based corrections. Similar to efforts that reward success in education and other fields, appropriate justice awards could be linked to progress on reducing recidivism and other key objectives.

2. Begin Preparation for Release at Time of Prison Admission

Prior to the past decade, little was done to smooth an offender's transition from prison back to the community. In most states, offenders typically were set free with a few dollars and the phone number of the local parole office. While the impulse to do the bare minimum may have reflected public sentiment, it did little to enhance public safety.

Over time, research has revealed a series of critical steps that can put offenders on a path to success. A large and growing body of evidence shows that the first such step is careful planning for release. Beginning at the time of prison admission, such pre-release preparation can yield positive results in the crucial first months after an offender returns to the community when he or she is at greatest risk of returning to prison.[31]

The process should begin with a thorough screening and assessment at intake to identify potentially urgent needs, such as substance abuse treatment and mental health services. The assessment should guide a case management plan during incarceration that uses evidence-based programming tailored to each offender's criminal risk factors. While in prison, offenders should develop relationships with parole officers and others who will be integral to their lives after release. Ensuring that conditions of supervision at home are clearly communicated and tailored to each individual's risk factors for reoffending is equally critical, and should be conveyed prior to an offender's release. In Oregon and Michigan, for example, field staff connect with inmates to help explore housing options, identify the need for mental health or other community services, and clearly communicate expectations and the rules of supervision.[32]

"It's time to end business as usual in our prison system and for legislators to think and act with courage and creativity. We can make sensible and proven reforms to our criminal justice system that will cut prison costs while keeping the public safe."

Former House Speaker Newt Gingrich (R)
January 8, 2011

3. Optimize Use of Supervision Resources

Decades of research have produced ample evidence and professional consensus about which case management strategies most effectively reduce recidivism and improve public safety. Effective community supervision begins with validated risk and needs assessments, the accurate categorization of offenders by their risk of reoffending and the development and implementation of case plans based on an individual's needs and risk of reoffending.

The identification of risk and needs is a critical step, because supervision and programs are most effective at reducing future crime when they are specific to an offender's individual profile.[33] Failing to match treatment with an offender's risk level can, in fact, have serious consequences. Research shows, for example, that putting lower-risk

> **"If you just throw everyone in jail, it's terribly expensive and they get out and they are in the same boat."**
>
> Kentucky State Sen. Tom Jensen (R)
> March 5, 2011

offenders in intensive programming actually increases their recidivism rates.[34] Evidence-based interventions targeting offenders with a moderate to high risk of committing new crimes produce better outcomes for both the offenders and the community.[35]

Programming also is key, as research demonstrates that a combination of surveillance and treatment is more effective at reducing recidivism than reliance on monitoring and control alone.[36] Supervision can improve public safety and individual outcomes while maximizing the use of scarce correctional dollars by focusing on high-risk offenders and incorporating critical community-based mental health and substance abuse services, education and employment assistance.

Some states have codified the use of risk and needs assessments and individualized treatment plans and directed resources toward higher risk offenders. For example, in 2010 New Hampshire passed a bill mandating the administration of risk and needs assessments to all offenders on probation and parole to inform decisions about the length of active supervision terms.[37] Illinois passed a similar law in 2009, creating a task force to deploy a tool to evaluate offenders' risks, needs and resources necessary to improve outcomes. The state mandated use of this tool with at least 75 percent of the incarcerated and parole populations within five years.[38] Washington's Offender Accountability Act, passed in 1999, required that felony offenders be classified according to their risk of reoffending, and that those at higher risk receive proportionally more staff attention and rehabilitation resources.[39]

4. Impose Swift and Certain Sanctions

Some technical violators should undoubtedly be returned to prison, particularly those who violate conditions such as "stay away" orders that have a direct link to victim safety. But progressive sanctions that hold the offender accountable and keep him or her in the community—and therefore connected to family and employment—can be just as effective, if not more effective, than a costly revocation.[40]

When using alternative sanctions, agencies should ensure their officers respond to violations swiftly with consequences that are proportional to the seriousness of the wrongdoing. One model of this approach is delivering remarkable results in Honolulu, Hawaii, where the penalty for rule-breakers is a swift and certain few days in jail. Aided by collaboration among prosecutors and defense counsel, police, probation officers and treatment providers, Hawaii's Opportunity Probation with Enforcement (HOPE) program has proven in a randomized controlled trial to cut both revocations and new arrests by more than 50 percent.[41]

5. Create Incentives for Offenders to Succeed

Criminal justice professionals and academics have long debated whether parole and probation agencies should tilt more toward law enforcement or social work. The result is a system that tries to do a little of both, and ends up being mainly reactive, waiting for offenders to break the rules and then figuring out how to punish them.

More recently, the field has begun to benefit from research that shows offenders, just like everyone else, respond better to the prospect of rewards than to the fear of punishment. Behavioral incentives, such as offering ex-offenders the opportunity to reduce the length of their supervision terms, can be a powerful carrot, motivating them to obtain and hold a job, stay sober and in treatment, abide by other conditions of release and avoid new crimes.[42] In addition to promoting positive behavior by offenders, earned-time credits help clear low-risk offenders from caseloads so supervision agencies can focus on higher-risk parolees and on the critical period immediately following release.

A growing number of states are embracing earned-time credits as part of their correctional approach. In the past three years, Arizona and South Carolina passed laws authorizing their courts to reduce the term of an offender's probation by up to 20 days per month for every month the offender meets certain measures of compliance.[43] Nevada passed a similar law granting earned-time credit to offenders who meet specified education and treatment conditions. Recent legislation in New Hampshire directed the commissioner of corrections to issue a rule establishing standards for offenders to receive credit for participation in recidivism reduction programs.[44]

A Promising Start

The nation's persistent fiscal crisis has made corrections a prime focus for policy makers. Even if states could afford to keep building and operating more prisons, recent research and the experience of several states now make it clear that there are strategies for controlling low-risk offenders and those who break the rules of their supervision that cost less and are more effective. Increasingly, lawmakers around the country are recognizing that aggressive recidivism reduction is a smarter approach to curbing corrections costs and protecting public safety.

At least 95 percent of inmates in America ultimately will be released and returned to the community.[45] Keeping them crime- and drug-free is no easy assignment. Many offenders lacked education, work experience, family support and a stable living situation before they were incarcerated, and many suffer from mental illness or a history of addiction. Once released, ex-offenders have the added stigma of a prison record, a considerable barrier to employment. Moreover, the parole and probation agencies charged with supervising them often are burdened with high caseloads and outdated technologies.

Despite the obstacles, states such as Oregon, Michigan and Missouri are demonstrating success in reducing victimization and closing the revolving door that for so long has funneled a stream of repeat offenders back into prison. Their work and promising initiatives under way in many other states deserve attention now more than ever.

Appendix: Methodology

The Public Safety Performance Project of the Pew Center on the States, in conjunction with the Association of State Correctional Administrators (ASCA), conducted a 50-state survey of state departments of correction during 2009. Pew and ASCA collected data for two cohorts released in calendar years 1999 and 2004. The questionnaire was designed to collect recidivism data for sentenced prisoners released from state correctional facilities who returned to custody for either a new criminal conviction or a technical violation of the terms of their supervision within 36 months of their release. The survey asked states to report an individual returned both for a new conviction and a technical violation as a new conviction.

Upon receipt of the surveys, Pew followed up with the states to verify the responses and solicit clarifications for any outstanding questions. We received responses from 33 states with data for the 1999 release cohort and 41 states with data for the 2004 cohort. Despite our best efforts to collect uniform and comparable data across states, the diversity of state practices in data definitions makes assembling purely analogous data difficult. Specific areas of inconsistency include:

Period of Observation: The survey asked states to report recidivism data for cohorts released in calendar years 1999 and 2004. Three states (Iowa, New Hampshire and Texas) reported data from fiscal years 1999 and 2004.

First Releases versus All Releases: States varied concerning whether they reported only an inmate's first release for a particular offense during the calendar year, or all releases. In the Pew/ASCA survey, 13 states provided data only on first releases from prison (Exhibit A1).

Return for New Conviction versus Technical Violation: The survey asked states to classify any individual who was returned to custody for both a technical violation of the terms of his or her supervision and for a conviction of a new crime as having returned for a new crime. However, due to limitations in data collection and database management, some states were unable to report in the requested manner. Exhibit A2 shows how states reported offenders who were returned to prison within three years of release for technical violations and then, while incarcerated, were later convicted of a new crime that occurred prior to the return to prison.

Differences Between the Pew/ASCA Survey and BJS Research

The Pew/ASCA survey and the earlier BJS research differ in important ways. First, the studies used distinct methods of collecting recidivism data. The Pew/ASCA survey asked all states to self-report data on releases from and returns to prison. For its research, BJS collected data for all prison releases from 11 states in 1983 and 15 states in 1994 and drew a sample from each of those states based on offense category. Researchers then constructed samples to match with offender "rap sheet" data to create rates of rearrest, reconviction and return to prison. BJS analyzed these release cohorts for three years following release.

A second key difference between the studies is that the Pew/ASCA survey included more than twice as many states as the BJS studies. The Pew/ASCA survey includes either 18 or 26 more states than the BJS 1994 recidivism study, depending on which cohort is used as a point of comparison. The 12 states that were included in both the Pew/ASCA 1999 survey and the BJS 1994 study had an average recidivism rate of 47.9 percent

Exhibit A1

States Providing Data on First Releases versus Data for All Releases

DATA FOR FIRST RELEASES ONLY	DATA FOR ALL RELEASES
Alaska	Alabama
California	Arizona
Indiana	Arkansas
Massachusetts	California
Mississippi	Connecticut*
Montana	Georgia
Nebraska	Illinois
New Jersey	Indiana*
North Carolina	Iowa
Oregon	Kansas
Pennsylvania	Kentucky
Rhode Island	Louisiana
South Dakota	Michigan
	Minnesota
	Missouri
	New Hampshire
	New Mexico
	New York
	Ohio*
	Oklahoma
	South Carolina*
	Texas
	Utah
	Virginia
	Washington
	West Virginia
	Wisconsin
	Wyoming

NOTES: Connecticut and South Carolina report only most recent release. Indiana reports an offender's first release in a calendar year, but that may not necessarily be their first release for their current offense. Ohio does not count more than one release in the same calendar year. Idaho and North Dakota did not verify release type.

for the 1999 cohort—a figure closer to the 51.8 percent reported by BJS for 1994. When California is excluded from the national figures, the recidivism rates for the remaining states decline to 39.7 percent and 38.5 percent for the 1999 and 2004 release cohorts, respectively. These rates are similar to the 40.1 percent rate that BJS produced for its 1994 release cohort when excluding California. The inclusion of additional states contributes to a more representative national recidivism rate.

A third difference is that the Pew/ASCA survey did not include individuals who were released from prison in one state and who may have been incarcerated subsequently in another state. This is a reflection of the self-report data gathering process of the Pew/ASCA study. State departments of correction reported on people who returned to one of their facilities, which would not count a former offender who was incarcerated in another state. The BJS study, on the other hand, did include out-of-state incarceration data. This is likely to impact states differently, depending on proximity to high-crime areas in neighboring states or major interstate drug corridors, for example.

Finally, the BJS study collected data on inmates who were being released for the first time since beginning their current sentence. Any individual who had been released in a prior year and was released again during 1994 on the same sentence would be excluded from their analysis. In the Pew/ASCA study, only 13 states reported data for first releases. The remaining 28 states provided recidivism data for all releases. These state reporting variations and the out-of-state factor are likely to account for a minimal part of the

Exhibit A2

How States Classify the Reasons Offenders Were Returned to Prison

NEW CONVICTION	TECHNICAL VIOLATION
Alabama	Alaska
Arizona	Arkansas
Indiana	California
Iowa	Connecticut
Kansas	Georgia
Massachusetts	Kentucky
Michigan	Louisiana
Minnesota	Montana
Missouri	New Hampshire
Nebraska	New Mexico
North Carolina	New York
Ohio	Rhode Island
Pennsylvania	West Virginia
South Carolina	
Texas	
Utah	
Washington	
Wisconsin	

NOTES: Illinois, Mississippi, New Jersey, Oklahoma, Oregon and Wyoming did not verify in all cases whether a person returning to prison for a technical violation ultimately would be updated and reclassified as a new conviction subsequent to the final disposition of the case. South Dakota and Virginia do not take jurisdictional control of an offender until all outstanding charges have been processed. Idaho and North Dakota did not verify how they classify an offender's return to prison.

difference in the recidivism rates between the two methods.

Jurisdictional Notes

Within the 50 states and the District of Columbia there are hundreds of prison, probation and parole agencies (in addition to many more jails and community corrections agencies) operating with different population and budget counting rules. The following notes are provided to explain some of these differences and to account for many of the idiosyncrasies in the reported data. The notes are based on direct communication with state officials, but they are not a complete description of all counting issues.

Alaska—Alaska operates a unified prison and jail system. The number of persons released and returned to the custody of the Department of Corrections includes both prisoners and an unspecified number of individuals housed in jail.

Arkansas—Since 2003 (women) and 2004 (men), the Arkansas Department of Community Corrections has operated two distinct programs that provide alternatives to traditional incarceration for adult offenders who fail to comply with terms of parole supervision. This policy change has impacted the rate of return to prison for a technical violation for the 2004 cohort.

Connecticut—Connecticut operates a unified prison and jail system. The number of persons released and returned to the custody of the Department of Corrections includes both prisoners and an unspecified number of individuals housed in jail.

Georgia—Beginning in 2000, Georgia prohibited misdemeanants from being supervised by state probation officers. Misdemeanants placed on probation were supervised by private probation companies, county or municipal providers. Prior to this change, misdemeanants were subject to revocation to prison as a result of their probation status. As a result, an unspecified number of misdemeanants may be present in the 1999 release cohort.

Iowa—Iowa reported data for its state fiscal year (July 1 through June 30) rather than calendar year.

Kansas—Kansas reported data for its state fiscal year (July 1 through June 30) rather than calendar year. Data include offenders paroled to another criminal justice jurisdiction if the offender was later released from that jurisdiction during the stated time frame. The data also include offenders whose sentence has expired and who will no longer be under the Kansas Department of Corrections jurisdiction. For readmissions, if the offender had been discharged, he or she can be admitted and classified only as "with a new sentence." For every readmission, the state's conviction file was checked to see if there were any convictions entered with the admission in which the offense was committed while the offender was in the community. This would then count as an admission with a new sentence. Any crimes committed while the offender was incarcerated were not included. The admission was to have occurred within 36 months of release. Offenders who were on post release/parole and readmitted were counted as technical violators if no new conviction (that was committed in the community while the offender was on post release/parole) was found with the new admission.

Massachusetts—Massachusetts did not have data on releases to probation for 1999 so, in the interest of reporting comparable data, releases to probation were excluded for the 2004 release cohort as well.

New Hampshire—New Hampshire reported data for its state fiscal year (July 1 through June 30) rather than calendar year.

Texas—Texas reported data for its state fiscal year (September 1 through August 31) rather than calendar year.

Wisconsin—Wisconsin monitors persons three years from the day of release, plus any subsequent reconfinement time in a Department of Corrections (DOC) facility experienced during the three-year follow-up period. For example, if an individual is returned to custody for 30 days within the three-year follow-up period, an additional 30 days will be added to time during which he or she is monitored for the purposes of calculating a recidivism rate. Wisconsin counts case dispositions that go beyond the three-year follow-up period if the new crime took place during the follow-up period and disposition took place later. For example, there is a 322-day span between the crime date and a final court disposition. A person in the 2004 release cohort who was subsequently re-admitted to prison at the very end of the follow-up period (12/31/2007), whose admission was classified as violator-no new sentence, but who later received a conviction for the crime that took place during the three-year follow-up period, would be counted as a new conviction for the 2004 release cohort.

In addition, Wisconsin represents persons as recidivists (new conviction) who committed a crime within the three-year at-risk period, and whose disposition for that crime resulted in a prison admission. This means that, for example, a person in the 1999 release cohort who committed a crime in 2000, but who was not apprehended, charged, convicted and sentenced to prison until 2008, is still counted as a recidivist (new conviction) under the Wisconsin DOC numbers.

Endnotes

1 Pew Center on the States, *Prison Count 2010: State Population Declines for the First Time in 38 Years* (Washington, DC: The Pew Charitable Trusts, April 2010).

2 National Association of State Budget Officers, *2009 State Expenditure Report* (Washington, DC: National Association of State Budget Officers, December 2010).

3 Ibid.

4 United States Census Bureau, *State Government Employment Data: March 2009*, http://www2.census.gov/govs/apes/09stus.txt.

5 "Sourcebook of Criminal Justice Statistics Online," http://www.albany.edu/sourcebook/pdf/t31062009.pdf.

6 William Spelman, "The Limited Importance of Prison Expansion," in *The Crime Drop in America*, eds. Alfred Blumstein and Joel Wallman (Cambridge University Press, 2000), 97–129; Steven D. Levitt, "Understanding Why Crime Fell in the 1990s: Four Factors that Explain the Decline and Six that Do Not," *Journal of Economic Perspectives* 18, no. 1 (Winter 2004): 163–190, http://pricetheory.uchicago.edu/levitt/Papers/LevittUnderstandingWhyCrime2004.pdf.

7 The 19 states are Alaska, California, Connecticut, Delaware, Georgia, Hawaii, Illinois, Kansas, Maryland, Massachusetts, Michigan, Nevada, New Jersey, New York, Oklahoma, South Carolina, Texas, Utah and Wisconsin.

8 Washington State Institute for Public Policy, *The Criminal Justice System in Washington State: Incarceration Rates, Taxpayer Costs, Crime Rates, and Prison Economics* (Olympia, WA: Jan. 2003).

9 Pew Center on the States, *One in 31: The Long Reach of American Corrections* (Washington, DC: The Pew Charitable Trusts, March 2009).

10 Appendix provides more information about the methodology of this study.

11 This report does not measure the impact of probation revocations to prison.

12 Releases for 1999 from Allen J. Beck, Jennifer C. Karberg and Paige M. Harrison, *Prison and Jail Inmates at Midyear 2001*, U.S. Department of Justice, Bureau of Justice Statistics, (2002); releases for 2004 from "Sourcebook of Criminal Justice Statistics Online," http://www.albany.edu/sourcebook/pdf/t600092008.pdf.

13 Allen J. Beck and Bernard Shipley, *Recidivism of Prisoners Released in 1983*, U.S. Department of Justice, Bureau of Justice Statistics, (1989); Patrick A. Langan and David J. Levin, *Recidivism of Prisoners Released in 1994*, U.S. Department of Justice, Bureau of Justice Statistics, (2002). Both reports are available online at http://bjs.ojp.usdoj.gov/index.cfm?ty=pbse&sid=44.

14 For a comprehensive analysis of state laws regarding responses to parole and probation violations, see National Conference of State Legislature's *Parole and Probation Violations: State Responses,* http://www.ncsl.org/Portals/1/documents/cj/violationsreport.pdf; Pew Center on the States, *When Offenders Break the Rules—Smart Responses to Parole and Probation Violations,* http://www.pewcenteronthestates.org/report_detail.aspx?id=32104.

15 See discussion of evidence-based practices in Pew Center on the States, *Policy Framework to Strengthen Community Corrections* (Washington, DC: The Pew

Charitable Trusts, December 2008), http://www.pewcenteronthestates.org/uploadedFiles/Policy%20Framework.pdf.

16 *The Continuing Fiscal Crisis in Corrections: Setting a New Course* (New York, NY: Vera Institute of Justice, October 2010).

17 Ibid; Pew Center on the States, *Ten Steps Corrections Directors Can Take to Strengthen Performance* (Washington, DC: The Pew Charitable Trusts, May 2008).

18 Ibid; Pew Center on the States, *One in 100: Behind Bars in America 2008* (Washington, DC: The Pew Charitable Trusts, February 2008); Pew Center on the States, *Prison Count 2010;* Pew Center on the States, *South Carolina's Public Safety Reform: Legislation Enacts Research-based Strategies to Cut Prison Growth and Costs* (Washington, DC: The Pew Charitable Trusts, June 2010); Adrienne Austin, *Criminal Justice Trends: Key Legislative Changes in Sentencing Policy, 2001–2010* (New York: Vera Institute of Justice, September 2010).

19 Many offender reentry programs are funded by the U.S. Department of Justice, Bureau of Justice Assistance, through the Second Chance Act of 2007.

20 Don A. Andrews, et al., "Does Correctional Treatment Work: A Clinically Relevant and Psychologically Informed Meta-analysis," *Criminology* 28 (1990): 369–404.

21 Pew Center on the States, *The Impact of Arizona's Probation Reforms* (Washington, DC: The Pew Charitable Trusts, March 2011).

22 Council of State Governments, Reentry Policy Council, *Report of the Re-Entry Policy Council: Charting the Safe and Successful Return of Prisoners to the Community* (New York, NY: January 2005), http://reentrypolicy.org/; http://www.nationalreentryresourcecenter.org/.

23 Amy L. Solomon, Jenny W.L. Osborne, Laura Winterfield, et al., *Putting Public Safety First: 13 Parole Supervision Strategies to Enhance Reentry Outcomes* (Washington, DC: The Urban Institute, 2008), http://www.urban.org/uploadedpdf/411791_public_safety_first.pdf.

24 National Governors Association, *Improving Prisoner Reentry Through Strategic Policy Innovations*, (Washington, DC: National Governors Association, September 2005), http://www.nga.org/Files/pdf/0509PRISONERREENTRY.PDF.

25 Meghan Guevara and Enver Solomon, *Implementing Evidence-Based Policy and Practice in Community Corrections*, Second Edition, (Washington, DC: National Institute of Corrections, October 2009), http://nicic.gov/Library/024107.

26 Pew Center on the States, *Policy Framework to Strengthen Community Corrections.*

27 Kansas SB 50 (1989).

28 Kansas SB 14 (2007).

29 Arizona SB 1476 (2008); California SB 678 (2009); Illinois SB 1289 (2009); South Carolina SB 1154 (2010).

30 Arizona SB 1476 (2008); Pew Center on the States, *Getting in Sync: State-Local Fiscal Partnerships for Public Safety* (Washington, DC: The Pew Charitable Trusts, July 2008). See also the discussion of performance incentive funding in Pew Center on the States, *Policy Framework to Strengthen Community Corrections.*

31 National Research Council Committee on Community Supervision and Desistance from Crime, *Parole, Desistance from Crime, and Community Integration* (Washington, DC: The National Academies Press, 2007); Steve Aos, Marna Miller, and Elizabeth Drake, *Evidence-Based Adult Corrections Programs: What Works and What Does Not* (Olympia, WA: Washington State Institute for Public Policy, January 2006), http://www.wsipp.wa.gov/rptfiles/06-01-1201.pdf; Peggy B. Burke and Michael Tonry, *Successful Transition and Reentry for Safer Communities: A Call to Action for Parole* (Silver Spring, MD: Center for Effective Public Policy, 2006).

32 Solomon et al., *Putting Public Safety First.*

33 Joan Petersilia, *When Prisoners Come Home: Parole and Prisoner Reentry* (New York, NY: Oxford University Press, 2003); Michael Jacobson, *Downsizing Prisons* (New York, NY: New York University Press, 2005); California Department of Corrections and Rehabilitation, Expert Panel on Adult Offender

Reentry and Recidivism Reduction Programs, *Report to the California State Legislature: A Roadmap for Effective Offender Programming in California* (Sacramento, CA: California Department of Corrections and Rehabilitation, 2007); Jeremy Travis, "Reflections on the Reentry Movement," *Federal Sentencing Reporter* 20, no.2 (December 2007), http://www.jjay.cuny.edu/extra/president_articles/ReflectionsOntheReentryMovement.pdf.

34 See, for example, Solomon et al., *Putting Public Safety First*; James Austin, Todd Clear, Troy Duster, et al., *Unlocking America: Why and How to Reduce America's Prison Population* (Washington, DC: The JFA Institute, 2007); Jacobson, *Downsizing Prisons*; Petersilia, *When Prisoners Come Home.*

35 Don A. Andrews, "Enhancing Adherence to Risk-Need-Responsivity: Making Quality a Matter of Policy," *Criminology and Public Policy* 5, no 3 (2006): 595–602; Aos, Miller, and Drake, *Evidence-Based Adult Corrections Programs*; James Austin, "What Should We Expect from Parole?" *Perspectives* 30, no. 2 (2006): 46–53; Peggy B. Burke, *Parole Violations Revisited: A Handbook on Strengthening Parole Practices for Public Safety and Successful Transition to the Community* (Washington, DC: National Institute of Corrections, 2004); Burke and Tonry, *Successful Transition and Reentry for Safer Communities*; Francis T. Cullen and Paul Gendreau, "Assessing Correctional Rehabilitation: Policy, Practice, and Prospects," in *Criminal Justice 2000, Vol. 3: Policies, Processes, and Decisions of the Criminal Justice System* (Washington, DC: National Institute of Justice, 2000); Jacobson, *Downsizing Prisons*; Doris L. MacKenzie, *What Works in Corrections?* (New York, NY: Cambridge University Press, 2006); National Research Council, *Parole, Desistance from Crime, and Community Integration*; Faye S. Taxman, "Supervision: Exploring the Dimensions of Effectiveness," *Federal Probation* 66, no. 2 (2002): 14–27; Faye S. Taxman, "What Should We Expect from Parole," 38–45; Faye S. Taxman, "Reentry and Supervision: One Is Impossible Without the Other," *Corrections Today* 69 no. 2 (2007): 98–105, http://www.dpscs.state.md.us/publicinfo/publications/pdfs/dpp_corrections_today.pdf.

36 Aos, Miller, and Drake, *Evidence-Based Adult Corrections Programs*; National Research Council, *Parole, Desistance from Crime, and Community Integration.*

37 New Hampshire SB 500, 2010.

38 Illinois SB 1289, 2009.

39 Aos, Miller, and Drake, *Evidence-Based Adult Corrections Programs.*

40 Austin et al., *Unlocking America*; Peggy B. Burke, Adam Gelb, and Jake Horowitz, *When Offenders Break the Rules: Smart Responses to Parole and Probation Violations* (Washington, DC: Pew Center on the States, 2007); Reentry Policy Council, *Report of the Re-Entry Policy Council: Charting the Safe and Successful Return of Prisoners to the Community* (New York, NY: Council of State Governments, 2005), http://www.reentrypolicy.org/Report/About.

41 Pew Center on the States, *The Impact of Hawaii's HOPE Program on Drug Use, Crime and Recidivism*, (Washington, DC: The Pew Charitable Trusts, January 2010).

42 Petersilia, *When Prisoners Come Home*; Joan Petersilia, "Employ Behavioral Contracting for 'Earned Discharge' Parole," *Criminology and Public Policy* 6, no. 4 (2007): 807–814 (2007); Jacobson, *Downsizing Prisons*; California Department of Corrections and Rehabilitation, Expert Panel on Adult Offender Reentry and Recidivism Reduction Programs, *Report to the California State Legislature: A Roadmap for Effective Offender Programming in California* (Sacramento, CA: California Department of Corrections and Rehabilitation, 2007); Jeremy Travis, "Reflections on the Reentry Movement," *Federal Sentencing Reporter* 20, no. 2 (December 2007), http://www.jjay.cuny.edu/extra/president_articles/ReflectionsOntheReentryMovement.pdf.

43 Arizona SB 1476 (2008); South Carolina SB 1154 (2010).

44 Nevada AB 510 (2007); New Hampshire S 500 (2010).

45 Timothy A. Hughes and Doris J. Wilson, *Reentry Trends in the United States*, (Washington, DC: U.S. Department of Justice Bureau of Justice Statistics, 2002).



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